Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

Grubb & Ellis Company

December 31, 2011

With Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareowners of Grubb & Ellis Company

We have audited the accompanying consolidated balance sheets of Grubb & Ellis Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareowners’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grubb & Ellis Company at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Grubb & Ellis Company will continue as a going concern. As more fully described in Notes 1 and 23, subsequent to December 31, 2011, the Company filed for Chapter 11 bankruptcy. In addition, as discussed in Note 23, subsequent to December 31, 2011, substantially all of the assets of the Company have been acquired. As a result of the bankruptcy filing (among other items), the Company is in default with certain covenants of its credit facility and convertible senior notes. As a result, substantially all of the Company’s debt is currently due and payable. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Notes 1 and 23. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Irvine, California

May 23, 2012

GRUBB & ELLIS COMPANY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents (including $481 and $307 from VIEs, respectively)	$10,190	$30,919
Restricted cash	2,630	3,836
Investment in marketable equity securities	—	1,948
Accounts receivable from related parties — net	813	3,460
Service fees receivable — net (including $2,102 and $915 from VIEs, respectively)	24,792	31,048
Professional service contracts — net	807	3,468
Prepaid expenses and other assets (including $6 from VIEs as of December 31, 2011)	5,674	11,842
Assets held for sale (including $14,943 from VIEs and $24,992 from related parties as of December 31, 2010	—	100,314

Total current assets	44,906	186,835
Professional service contracts — net	1,461	5,750
Property, equipment and leasehold improvements — net	6,808	10,110
Identified intangible assets — net	19,076	80,698
Other assets — net (including $43 and $7 from VIEs, respectively)	1,985	2,030
Goodwill	—	1,521

Total assets	$74,236	$286,944

LIABILITIES, PREFERRED STOCK AND SHAREOWNERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses (including $2,187 and $916 from VIEs, respectively)	$66,925	$69,470
Notes payable and capital lease obligations	5,453	1,041
Credit facilities (including accrued interest)	29,489	—
Liabilities held for sale (including $822 from VIEs and $2,178 from related parties, respectively as of December 31, 2010)	—	122,478

Total current liabilities	101,867	192,989
Convertible notes	30,448	30,133
Notes payable and capital lease obligations	137	566
Other long-term liabilities	8,730	7,065
Deferred tax liabilities	2,405	25,070

Total liabilities	143,587	255,823
Commitments and contingencies (Note 16)
Preferred stock: 12% cumulative participating perpetual convertible; $0.01 par value; 1,000,000 shares authorized as of December 31, 2011 and 2010; 945,488 and 965,700 shares issued and outstanding as of December 31, 2011 and 2010	99,895	90,080
Shareowners’ deficit:
Preferred stock: $0.01 par value; 19,000,000 shares authorized as of December 31, 2011 and 2010; no shares issued and outstanding as of December 31, 2011 and 2010	—	—
Common stock: $0.01 par value; 200,000,000 shares authorized as of December 31, 2011 and 2010; 70,348,408 and 70,076,451 shares issued and outstanding as of December 31, 2011 and 2010, respectively	703	702
Additional paid-in capital	402,961	409,942
Accumulated deficit	(572,910)	(478,881)
Accumulated other comprehensive income	—	148

Total Grubb & Ellis Company shareowners’ deficit	(169,246)	(68,089)

Noncontrolling interests held by VIEs	—	9,130

Total deficit	(169,246)	(58,959)

Total liabilities, preferred stock and shareowners’ deficit	$74,236	$286,944

The abbreviation VIEs above means Variable Interest Entities.

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2011	2010	2009
REVENUE
Management services	$228,578	$274,606	$274,880
Transaction services	269,357	236,238	173,406

Total revenue	497,935	510,844	448,286

OPERATING EXPENSE
Compensation costs	466,669	482,228	432,693
General and administrative	61,930	59,186	63,945
Provision for doubtful accounts	13,098	3,728	2,069
Depreciation and amortization	7,908	7,247	7,239
Interest	6,599	2,036	5,195
Intangible asset impairment	57,928	—	—
Property, equipment and leasehold improvement impairment	3,460	—	—
Goodwill impairment	1,521	—	—

Total operating expense	619,113	554,425	511,141

OPERATING LOSS	(121,178)	(43,581)	(62,855)

OTHER INCOME
Interest income (expense)	141	166	(43)
Gain on extinguishment of debt	—	—	21,935
Other	—	454	—

Total other income	141	620	21,892

Loss from continuing operations before income tax (provision) benefit	(121,037)	(42,961)	(40,963)
Income tax benefit (provision)	24,602	(532)	(185)

Loss from continuing operations	(96,435)	(43,493)	(41,148)

DISCONTINUED OPERATIONS
Loss from discontinued operations — net of taxes	(11,926)	(27,511)	(46,793)
Gain on disposal of discontinued operations — net of taxes	13,355	1,273	7,442

Total income (loss) from discontinued operations	1,429	(26,238)	(39,351)

NET LOSS	(95,006)	(69,731)	(80,499)
Net loss attributable to noncontrolling interests	(977)	(2,951)	(1,661)

NET LOSS ATTRIBUTABLE TO GRUBB & ELLIS COMPANY	(94,029)	(66,780)	(78,838)
Preferred stock dividends	(11,885)	(11,588)	(1,770)

Net loss attributable to Grubb & Ellis Company common shareowners	$(105,914)	$(78,368)	$(80,608)

Basic and diluted (loss) earnings per share:
Loss from continuing operations attributable to Grubb & Ellis Company common shareowners	$(1.62)	$(0.80)	$(0.65)
Income (loss) from discontinued operations attributable to Grubb & Ellis Company common shareowners	0.02	(0.41)	(0.62)

Net loss per share attributable to Grubb & Ellis Company common shareowners	$(1.60)	$(1.21)	$(1.27)

Basic and diluted weighted average shares outstanding	66,104	64,756	63,645

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY

CONSOLIDATED STATEMENTS OF SHAREOWNERS’ (DEFICIT) EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Grubb & Ellis Company Shareowners’ (Deficit) Equity	Non- Controlling Interests	Total Equity (Deficit)
	Shares	Amount
Balance as of December 31, 2008	65,383	$654	$402,780	$—	$(333,263)	$70,171	$3,605	$73,776

Vesting of share-based compensation	—	—	10,878	—	—	10,878	—	10,878
Issuance of warrants	—	—	534	—	—	534	—	534
Preferred dividend declared	—	—	(1,770)	—	—	(1,770)	—	(1,770)
Issuance of restricted shares to directors, officers and employees	2,712	27	(27)	—	—	—	—	—
Forfeiture of non-vested restricted shares	(743)	(7)	(191)	—	—	(198)	—	(198)
Contributions from noncontrolling interests	—	—	—	—	—	—	5,559	5,559
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,689)	(1,689)
Deconsolidation of sponsored programs	—	—	—	—	—	—	(5,517)	(5,517)
Compensation expense on profit sharing arrangements	—	—	550	—	—	550	(448)	102
Net loss	—	—	—	—	(78,838)	(78,838)	(1,661)	(80,499)

Comprehensive loss	—	—	—	—	—	(78,838)	(1,661)	(80,499)

Balance as of December 31, 2009	67,352	$674	$412,754	$—	$(412,101)	$1,327	$(151)	$1,176

Vesting of share-based compensation			9,147	—	—	9,147	—	9,147
Preferred dividend declared	—	—	(11,588)	—	—	(11,588)	—	(11,588)
Issuance of restricted shares to directors, officers and employees	3,094	31	(31)	—	—	—	—	—
Forfeiture of non-vested restricted shares	(370)	(3)	(340)	—	—	(343)	—	(343)
Consolidation of VIEs	—	—	—	—	—	—	15,219	15,219
Deconsolidation of VIEs	—	—	—	—	—	—	73	73
Consolidation of sponsored mutual fund	—	—	—	—	—	—	823	823
Contributions from noncontrolling interests	—	—	—	—	—	—	589	589
Distributions to noncontrolling interests	—	—	—	—	—	—	(4,932)	(4,932)
Compensation expense on profit sharing arrangements	—	—	—	—	—	—	460	460
Change in unrealized gain on marketable securities	—	—	—	148	—	148	—	148
Net loss	—	—	—	—	(66,780)	(66,780)	(2,951)	(69,731)

Comprehensive loss	—	—	—	—	—	(66,632)	(2,951)	(69,583)

Balance as of December 31, 2010	70,076	$702	$409,942	$148	$(478,881)	$(68,089)	$9,130	$(58,959)

Vesting of share-based compensation	—	—	3,101	—	—	3,101	—	3,101
Preferred dividend declared	—	—	(11,885)	—	—	(11,885)	—	(11,885)
Issuance of restricted shares to directors, officers and employees	158	—	—	—	—	—	—	—
Forfeiture of non-vested restricted shares	(1,253)	(13)	(253)	—	—	(266)	—	(266)
Conversion of preferred stock into common stock	1,367	14	2,056	—	—	2,070	—	2,070
Contributions from noncontrolling interests	—	—	—	—	—	—	77	77
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,194)	(1,194)
Deconsolidation of subsidiaries and sponsored mutual fund	—	—	—	—	—	—	(7,036)	(7,036)
Change in unrealized gain on marketable securities	—	—	—	(148)	—	(148)	—	(148)
Net loss	—	—	—	—	(94,029)	(94,029)	(977)	(95,006)

Comprehensive loss	—	—	—	—	—	(94,177)	(977)	(95,154)

Balance as of December 31, 2011	70,348	$703	$402,961	$—	$(572,910)	$(169,246)	$—	$(169,246)

The abbreviation VIEs above means Variable Interest Entities.

See accompanying notes to consolidated financial statements.

GRUBB & ELLIS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(95,006)	$(69,731)	$(80,499)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of subsidiaries	(22,795)	—	—
(Gain) loss on sale of real estate	—	(2,039)	1,073
Equity in (earnings) losses of unconsolidated entities	(380)	1,413	1,148
Depreciation and amortization (including amortization of signing bonuses)	16,863	21,180	17,999
Loss on disposal of property, equipment and leasehold improvements	275	887	80
Property, equipment and leasehold improvement impairment	3,460	—	—
Goodwill impairment	1,521	—	—
Impairment of identified intangible assets	58,408	2,769	738
(Recovery) impairment of real estate	(9,858)	859	23,984
Share-based compensation	3,101	9,147	10,878
Compensation expense on profit sharing arrangements	—	460	102
Amortization/write-off of intangible contractual rights	—	—	251
Amortization of deferred financing costs	2,906	691	2,213
Gain on extinguishment of debt	—	—	(35,253)
Loss (gain) on sale of marketable equity securities	399	(196)	(460)
Deferred income tax (benefit) provision	(22,863)	(208)	1,107
Allowance for uncollectible accounts	18,770	9,363	10,714
Loss on write-off of real estate deposits, pre-acquisition costs and advances to related parties	—	—	446
Accrued interest on credit facility	1,706	—	—
Other operating noncash gains (losses)	976	(488)	—
Changes in operating assets and liabilities:
Accounts receivable from related parties	(2,434)	2,479	7,596
Prepaid expenses and other assets	(905)	(831)	(1,603)
Accounts payable and accrued expenses	(924)	13,203	(5,479)
Other liabilities	(329)	(10,702)	(6,824)
Restricted cash	660	—	—

Net cash used in operating activities	(46,449)	(21,744)	(51,789)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash effect from deconsolidation of subsidiaries	(1,995)	—	—
Cash effect from deconsolidation of VIE	—	(184)	—
Purchases of property and equipment	(4,627)	(4,416)	(2,881)
Tenant improvements and capital expenditures	(515)	(2,318)	(2,531)
Purchases of marketable equity securities	(73)	(1,608)	(3,860)
Proceeds from sale of marketable equity securities	1,852	616	—
Advances to related parties	(390)	(941)	(4,171)
Proceeds from repayment of advances to related parties	792	5,256	2,323
Proceeds from sale of note receivable	6,126	—	—
Payments to related parties	—	—	(180)
Investments in unconsolidated entities	(547)	(863)	(566)
Sale of tenant-in-common interests in unconsolidated entities	—	391	—
Distributions of capital from unconsolidated entities	275	670	752
Acquisition of businesses — net of cash acquired	(100)	(2,740)	—
Proceeds from sale of properties	—	38,456	93,471
Real estate deposits and pre-acquisition costs	—	(5,593)	(199)
Proceeds from collection of real estate deposits and pre-acquisition costs	—	5,972	4,717
Restricted cash	1,291	5,327	(318)

Net cash provided by investing activities	2,089	38,025	86,557

CASH FLOWS FROM FINANCING ACTIVITIES
Advances on credit facility	28,000	—	15,206
Repayment of advances on credit facility	—	—	(56,271)
Borrowings on mortgage notes and notes payable	—	—	1,417
Repayments of mortgage notes, notes payable and capital lease obligations	(1,027)	(37,935)	(79,394)
Financing costs	(2,225)	(522)	(1,801)
Proceeds from the issuance of convertible notes	—	29,925	—
Proceeds from issuance of senior notes	—	—	5,000
Net proceeds from issuance of preferred stock	—	—	85,080
Dividends paid to preferred shareowners	—	(11,588)	(1,770)
Contributions from noncontrolling interests	77	589	5,959
Distributions to noncontrolling interests	(1,194)	(4,932)	(2,078)

Net cash provided by (used in) financing activities	23,631	(24,463)	(28,652)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(20,729)	(8,182)	6,116
Cash and cash equivalents — beginning of year	30,919	39,101	32,985

Cash and cash equivalents — end of year	$10,190	$30,919	$39,101

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$6,491	$8,797	$15,431

Income taxes	$452	$409	$1,298

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Accrued preferred stock dividends	$11,885	$—	$—

Issuance of warrants	$878	$—	$534

Deconsolidation of assets related to Daymark and Alesco sales	$91,311	$—	$—

Deconsolidation of liabilities related to Daymark and Alesco sales	$102,608	$—	$—

Deconsolidation of noncontrolling interests related to Daymark and Alesco sales	$7,008	$—	$—

Increase in notes payable related to Daymark sale	$5,000	$—	$—

Conversion of preferred stock and accrued dividends into common stock	$2,070	$—	$—

Accrual for tenant improvements, lease commissions and capital expenditures	$—	$199	$236

Equipment acquired with capital lease obligations	$—	$—	$2,270

Consolidation of assets held by VIEs	$—	$15,917	$—

Consolidation of liabilities held by VIEs	$—	$699	$—

Consolidation of noncontrolling interests held by VIEs	$—	$15,218	$—

Deconsolidation of assets held by VIEs	$—	$338	$20,356

Deconsolidation of liabilities held by VIEs	$—	$411	$33,674

Deconsolidation of noncontrolling interests held by VIEs	$—	$73	$—

Consolidation of sponsored mutual fund	$—	$823	$—

Consolidation of noncontrolling interests related to sponsored mutual fund	$—	$823	$—

Deconsolidation of sponsored mutual fund	$—	$—	$5,141

Acquisition of businesses	$—	$2,543	$—

Liabilities assumed in acquisition of businesses	$—	$1,629	$—

The abbreviation VIEs above means Variable Interest Entities.

See accompanying notes to consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Overview

Grubb & Ellis Company and its consolidated subsidiaries are referred to herein as “the Company,” “Grubb & Ellis,” “we,” “us,” and “our.” Grubb & Ellis, a Delaware corporation founded over 50 years ago, is a commercial real estate services and investment company. With company-owned and affiliate offices throughout the United States (“U.S.”), our professionals draw from a platform of real estate services, practice groups and investment products to deliver comprehensive, integrated solutions to real estate owners, tenants, investors, lenders and corporate occupiers. Our range of services includes tenant representation, property and agency leasing, commercial property and corporate facilities management, property sales, appraisal and valuation and commercial mortgage brokerage. Our transaction, management, consulting and investment services are supported by proprietary market research and extensive local expertise.

Basis of Presentation — Our accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve month period following the date of these consolidated financial statements.

As discussed further in Note 23, “Chapter 11 and 363 Asset Sale,” on February 20, 2012 we filed a voluntary petition for relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) with the U.S. Bankruptcy Court for the Southern District of New York. On April 13, 2012, BGC Partners, Inc. (“BGC Partners” or “BGC”) completed its acquisition of substantially all of the assets of the Company through a court-approved sale under Section 363 of the Bankruptcy Code. Although the ultimate outcome of the bankruptcy proceedings will determine whether the Company’s preferred and common stock have any value, at this time we believe that any plan of reorganization or liquidation confirmed by the Bankruptcy Court is not likely to provide for any distribution to the Company’s shareholders.

Based on the foregoing, there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Recent Transactions and Events

Credit Facility

On March 21, 2011, we announced that we had retained JMP Securities LLC as an advisor to explore strategic alternatives for the Company, including a potential merger or sale transaction. On March 30, 2011, we entered into a commitment letter and exclusivity agreement with Colony Capital Acquisitions, LLC, pursuant to which Colony Capital Acquisitions, LLC and one or more of its affiliates (collectively, “Colony”) agreed to provide an $18.0 million senior secured multiple draw term loan credit facility (“Credit Facility”).

On October 16, 2011, we entered into a second amendment (“Credit Facility Amendment No. 2”) increasing from $18.0 million to $28.0 million the size of our Credit Facility. Pursuant to the Credit Facility Amendment No. 2, C-III Investments LLC (“C-III”) agreed to become a lender under the Credit Facility and to provide an additional $10.0 million term loan (the “Incremental Term Loan”) under the existing terms and conditions of the Credit Facility, as amended by Credit Facility Amendment No. 2. In furtherance of the transactions contemplated by the Credit Facility Amendment No. 2, C-III acquired $4.0 million of Colony’s interest in the Credit Facility, and an agreed upon share of the Existing Warrants. See Note 11 for further information regarding the Credit Facility and Existing Warrants.

In consideration of C-III providing the Incremental Term Loan and Colony consenting to the Credit Facility Amendment No. 2, we entered into an exclusivity agreement (the “Exclusivity Agreement”) with Colony and C-III. See Note 11 for further information regarding the Credit Facility and Exclusivity Agreement.

Sale of Daymark

On February 10, 2011, we announced the creation of Daymark Realty Advisors, Inc. (“Daymark”), a wholly owned and separately managed subsidiary that was responsible for the management of our tenant-in-common (“TIC”) portfolio. Subsequent thereto, we announced that we had retained FBR Capital Markets & Co. to explore strategic alternatives with respect to Daymark and its portfolio, which includes managing over 8,700 multi-family units and approximately 30.0 million square feet of real estate.

On August 10, 2011, we entered into a Stock Purchase Agreement (the “Purchase Agreement”) by and between us and IUC-SOV, LLC (the “Purchaser”), an entity affiliated with Sovereign Capital Management and Infinity Real Estate. Pursuant to the Purchase Agreement, we sold to Purchaser all of the shares of common stock of Daymark. The closing (the “Closing”) of the transactions contemplated by the Purchase Agreement (the “Transactions”) was completed on August 10, 2011.

Pursuant to the Purchase Agreement, we sold to Purchaser all of the outstanding shares of Daymark in exchange for (1) a cash payment of $0.5 million (the “Estimated Closing Cash Payment”) from Purchaser and (2) the assumption by Purchaser of $10.7 million of the net intercompany balance payable from us to NNN Realty Advisors, Inc. (“NNNRA”), a wholly owned subsidiary of Daymark.

Pursuant to the Purchase Agreement, immediately after the completion of the sale of the Daymark shares (and after NNNRA had become a wholly owned subsidiary of the Purchaser), the Company (1) paid NNNRA a $0.5 million cash payment and (2) issued to NNNRA a $5.0 million promissory note (the “Promissory Note”) in full satisfaction of the remaining portion of the Company’s net intercompany balance payable to NNNRA that was not assumed by Purchaser.

Within discontinued operations we recorded a gain on sale, net of taxes of $10.3 million, of approximately $15.0 million related to the disposition of Daymark in the third quarter of 2011, after recording the $5.0 million Promissory Note, writing off all of the assets, liabilities and noncontrolling interests associated with Daymark and recognizing the costs related to such transaction.

Pursuant to the Purchase Agreement, we have agreed to indemnify, subject to various limitations, Purchaser and its affiliates against any losses incurred or suffered by them as a result of (1) the breach of any representation or warranty made by us in the Purchase Agreement (subject to applicable survival limitations); (2) the breach of any covenant or agreement made by us in the Agreement; (3) any claim for brokerage or finder’s fees payable by Daymark or any of its subsidiaries in connection with the Transactions; (4) any liabilities or claims to the extent arising from the actions or omissions of (A) the Seller and its subsidiaries (other than Daymark and its subsidiaries) and (B) Daymark and its subsidiaries prior to the Closing, in each case, related to the office building at 7551 Metro Center Drive in Austin, Texas (“Met Center 10”) (provided that indemnification for Met Center 10 (x) shall not cover any legal fees and expenses that were paid prior to Closing and (y) shall not cover any legal fees and expenses that have not been paid prior to the Closing except to the extent (and only to the extent) that they exceed $0.65 million); (5) certain liabilities under various employment agreements, plans and policies; or (6) fraud by Seller or any of its subsidiaries (other than Daymark or any of its subsidiaries).

Pursuant to the Purchase Agreement, the Purchaser has agreed to indemnify, subject to limitations, us and our affiliates against any losses incurred or suffered by them as a result of (1) the breach of any representation or warranty made by Purchaser in the Purchase Agreement (subject to applicable survival limitations); (2) the breach of any covenant or agreement made by Purchaser in the Purchase Agreement; (3) any liabilities of, obligations of or claims against us or any of our subsidiaries related to or arising from the business or operations of Daymark or any of its subsidiaries (whether relating to matters that occurred, arose or were asserted prior to the Closing or relating to matters that occur, arise or are asserted after the Closing), including existing and future litigation and claims, non-recourse carve-out guarantees and other guaranty obligations of us and our subsidiaries (provided that Purchaser shall not be obligated to indemnify Seller or its affiliates for losses of Seller or its affiliates that are the result of (x) certain litigation matters or (y) fraud by Seller); (4) the first $0.65 million of legal fees and expenses relating to Met Center 10 that have not been paid prior to the Closing; and (5) fraud by Purchaser or any of its subsidiaries. Among other indemnification limitations, the liability of Purchaser for indemnifying us and our affiliates for liabilities, obligations or claims related to or arising from the business or operations of Daymark or its subsidiaries as described in clause (3) above (if related solely to any fact, event or circumstances prior to the Closing) shall not exceed $7.5 million in the aggregate.

The $5.0 million principal amount of the Promissory Note issued by us to NNNRA becomes due and payable on August 10, 2016 (the “Maturity Date”). Interest accrues on the unpaid principal of the Promissory Note at a rate equal to 7.95% per annum. Accrued and unpaid interest on the Promissory Note is payable on the last day of each calendar quarter (commencing on September 30, 2011) and on the Maturity Date. We may prepay all or any portion of the Promissory Note at any time without premium or penalty.

Upon a change of control of the Company or certain Company recapitalization events, the Company is obligated to prepay, within 10 business days following the date of such event, an amount equal to the sum of (A) an amount of principal (the “Mandatory Principal Prepayment Amount”) equal to the lesser of (i) $3.0 million and (ii) the then-outstanding principal amount of the Promissory Note plus (B) all accrued and unpaid interest on the Mandatory Principal Prepayment Amount.

Events of default under the Promissory Note include (i) a default by us in the payment of any interest or principal on the Promissory Note when due and such default continues for a period of 10 days after written notice from the holder and (ii) we become subject to any final and non-appealable writ, judgment, warrant of attachment, execution or similar process that would cause a material adverse effect on the financial condition of us and our subsidiaries, taken as a whole. Upon the occurrence of an event of default, the holder of the Promissory Note may declare and demand the Promissory Note immediately due and payable. As a result of such material adverse change clause, we have classified the entire $5.0 million Promissory Note as a current liability. As a result of the Company’s petition under the bankruptcy, we were not in compliance with the debt covenants subsequent to year-end.

In connection with the closing of the Transactions, we, Daymark and each of Daymark’s subsidiaries entered into an Intercompany Balance Settlement and Release Agreement dated August 10, 2011 (the “IBSRA”). Pursuant to the IBSRA, Daymark and its subsidiaries released us from any and all claims, obligations, contracts, agreements, debts and liabilities that Daymark and its subsidiaries now have, have ever had or may in the future have against us arising at the time of or prior to the Closing or on account of or arising out of any matter, fact or event occurring at the time of or prior to the Closing, including (1) all rights and obligations under that certain Services Agreement dated as of January 1, 2011 by and among us, Daymark and other parties thereto (the “Services Agreement”), (2) all other contracts and arrangements between Daymark or any of its subsidiaries and us, (3) all intercompany payables and any other financial obligations or amounts owed to Daymark or any of its subsidiaries by us and (4) rights to indemnification or reimbursement from us, subject to various exceptions. Daymark and its subsidiaries also waived rights to coverage under D&O insurance policies maintained by us.

Pursuant to the IBSRA, we released Daymark and each of its subsidiaries from any and all claims, obligations, contracts, agreements, debts and liabilities that we now have, have ever had or may in the future have against Daymark or any of its subsidiaries arising at the time of or prior to the Closing or on account of or arising out of any matter, fact or event occurring at the time of or prior to the Closing, including (1) all rights and obligations under the Services Agreement, (2) all other contracts and arrangements between us and Daymark or any of its subsidiaries, (3) all intercompany payables and any other financial obligations or amounts owed to us by Daymark or any of its subsidiaries and (4) rights to indemnification or reimbursement from Daymark or any of its subsidiaries, subject to various exceptions.

Sale of Alesco

On June 1, 2011, we entered into a definitive agreement for the sale of substantially all of the assets of our real estate investment fund business, Alesco Global Advisors (“Alesco”), to Lazard Asset Management LLC. Closing of the transaction occurred on September 23, 2011. Within discontinued operations we recognized a loss on the sale of Alesco, net of taxes, of approximately $1.6 million in the third quarter of 2011 after writing off the assets, liabilities and deficit balance in noncontrolling interests associated with Alesco and recognizing the costs related to such transaction.

Termination of Agreements with Grubb & Ellis Healthcare REIT II

On November 7, 2011, Grubb & Ellis Healthcare REIT II (“Healthcare REIT II”), a separate legal entity with an independent board of directors sponsored by us, terminated its advisory and dealer-manager relationships (collectively the “REIT agreements’) with various subsidiaries of Grubb & Ellis Company. The termination was effective immediately subject to a 60-day transition period which concluded on January 6, 2012. In addition, simultaneously with the termination of the REIT agreements, Jeffrey T. Hanson, our Executive Vice President, and the President and Chief Investment Officer of Grubb & Ellis Realty Investors, resigned effective November 7, 2011, from all of his executive positions with us, as well as from all officer and director positions he holds with any of our subsidiaries.

The termination of the REIT agreements had a material adverse effect on our business, future results of operations and financial condition. We received revenues totaling approximately $10.6 million from Healthcare REIT II for the year ended December 31, 2011. As of December 31, 2011 we have incurred organizational and offering expenses of approximately $2.5 million in excess of 1.0% of the gross proceeds of the Healthcare REIT II offering. We are currently seeking recovery of all unpaid reimbursements of expenses from Healthcare REIT II and have made numerous demands for payment. However, to date Healthcare REIT II has been unresponsive to our numerous demands for payment and therefore the timing and ultimate collection of all such amounts are uncertain. As such, within discontinued operations we recorded a provision for uncollectible accounts of $2.5 million in the fourth quarter of 2011 related to this asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include our accounts and those of our wholly owned and majority-owned controlled subsidiaries, variable interest entities (“VIEs”) in which we are the primary beneficiary, and partnerships/limited liability companies (“LLCs”) in which we are the managing member or general partner and the other partners/members lack substantive rights. All significant intercompany accounts and transactions have been eliminated in consolidation.

Pursuant to the requirements of Accounting Standards Codification (“ASC”) Topic 810, Consolidation, (“Consolidation Topic”), we consolidate entities that are VIEs when we are deemed to be the primary beneficiary of the VIE. We are deemed to be the primary beneficiary of the VIE if we have a significant variable interest in the VIE that provides us with a controlling financial interest in the VIE. Our variable interest provides us with a controlling financial interest if we have both (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. There is subjectivity around the determination of power and which activities of the VIE most significantly impact the entity’s economic performance. For entities in which (i) we are not deemed to be the primary beneficiary, (ii) our ownership is 50.0% or less and (iii) we have the ability to exercise significant influence, we use the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, plus contributions less distributions). We also use the equity method of accounting for jointly controlled tenant-in-common interests. As reconsideration events occur, we will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations and will report such changes on a quarterly basis. In addition, we will continuously evaluate our VIE’s primary beneficiary as facts and circumstances change to determine if such changes warrant a change in an enterprise’s status as primary beneficiary of the VIEs.

Use of Estimates — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities (including disclosure of contingent assets and liabilities) as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications — Certain reclassifications relating to our discontinued operations have been made to prior year amounts in order to conform to the current period presentation. These reclassifications have no effect on reported net loss.

Cash and cash equivalents — Cash and cash equivalents consist of all highly liquid investments with a maturity of three months or less when purchased. Short-term investments with remaining maturities of three months or less when acquired are considered cash equivalents.

Restricted Cash — Restricted cash is comprised primarily of cash reserve accounts held for the benefit of various insurance providers, lessors and lenders. As of December 31, 2011 and 2010, the restricted cash balance was $2.6 million and $3.8 million, respectively.

Marketable Securities — We account for investments in marketable debt and equity securities in accordance with the requirements of ASC Topic 320, Investments — Debt and Equity Securities (“Investments Topic”). We determine the appropriate classification of debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. Marketable securities acquired are classified with the intent to generate a profit from short-term movements in market prices as trading securities. Our marketable equity and debt securities not classified as trading are classified as available-for-sale.

In accordance with the requirements of the Investments Topic, trading securities are carried at their fair value with realized and unrealized gains and losses included in the statement of operations. The available-for-sale securities are carried at their fair market value and any difference between cost and market value is recorded as unrealized gain or loss, net of income taxes, and is reported as accumulated other comprehensive income in the consolidated statement of shareowners’ (deficit) equity. Premiums and discounts are recognized in interest income using the effective interest method. Realized gains and losses and declines in value expected to be other-than-temporary on available-for-sale securities are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Accounts Receivable from Related Parties — Accounts receivable from related parties consists of organizational, offering and operating costs from our sponsored REIT and properties under management related to our sponsored REIT, including property and asset management fees. Property management fees are collected from the operations of the underlying real estate properties.

Allowance for Uncollectible Receivables — Receivables are carried net of management’s estimate of uncollectible receivables. Management’s determination of the adequacy of these allowances is based upon evaluations of historical loss experience, current economic conditions and other relevant factors.

Identified Intangible Assets — Our acquisitions require the application of acquisition accounting in accordance with the requirements of ASC Topic 805, Business Combinations (“Business Combinations Topic”). Identified intangible assets include a trade name, which is not being amortized and has an indefinite estimated useful life. Other identified intangible assets acquired includes the value of customer relationships, affiliate agreements and internally developed software, which are all being amortized over estimated useful lives ranging from 4 to 20 years.

Property, Equipment and Leasehold Improvements — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization expense is recorded on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease or the estimated service life of the improvements, whichever is shorter. Maintenance and repairs are expensed as incurred, while betterments are capitalized. Upon the sale or retirement of depreciable assets, the related accounts are relieved, with any resulting gain or loss included in operations.

Impairment of Long-Lived Assets — In accordance with the requirements of the Property, Plant, and Equipment Topic, long-lived assets are periodically evaluated for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In the event that periodic assessments reflect that the carrying amount of the asset exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the asset, we would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. If an impairment indicator exists, we generally use a discounted cash flow model to estimate the fair value of the property and measure the impairment. We use our best estimate in determining the key assumptions, including the expected holding period, future occupancy levels, capitalization rates, discount rates, rental rates, lease-up periods and capital expenditure requirements. We recorded real estate related impairments related to investments in unconsolidated entities and funding commitments for obligations related to certain of Daymark’s sponsored real estate programs of $0, $0.9 million and $10.3 million during the years ended December 31, 2011, 2010 and 2009, respectively, which is included in discontinued operations. We recorded real estate impairments related to properties sold and effectively abandoned under the accounting standards of approximately $0, $0 and $13.7 million during the years ended December 31, 2011, 2010 and 2009, respectively, which is included in discontinued operations.

We recognize goodwill and other non-amortizing intangible assets in accordance with the requirements of ASC Topic 350, Intangibles — Goodwill and Other, (“Goodwill and Other Topic”). Under the Goodwill and Other Topic, goodwill is recorded at its carrying value and is tested for impairment at least annually, or more frequently if impairment indicators exist, at a level of reporting referred to as a reporting unit. We recognize goodwill in accordance with the requirements of the Goodwill and Other Topic and test the carrying value for impairment during the fourth quarter of each year. The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. To estimate the fair value of the reporting units, we use a discounted cash flow model and market comparable data typically identified as Level 3 valuation techniques as defined under generally accepted accounting principles. Significant judgment is required by us in developing the assumptions for the discounted cash flow model. These assumptions include cash flow projections utilizing revenue growth rates, profit margin percentages, discount rates, market/economic conditions, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated a potential impairment may exist. The implied fair value of goodwill is determined by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identified intangibles. During the year ended December 31, 2011, we impaired the entire balance of our goodwill totaling $1.5 million. We also test our trade name for impairment during the fourth quarter of each year. We estimated the fair value of our trade name by using a discounted cash flow model typically identified as Level 3 valuation techniques as defined under generally accepted accounting principles. Assumptions used in the discounted cash flow model include revenue projections, royalty rates and discount rates. If the estimated fair value of the trade name exceeds the carrying value, the trade name is considered to not be impaired. If the carrying value exceeds the estimated fair value, an impairment charge is recorded for the excess of the carrying value over the estimated fair value of the trade name. During the year ended December 31, 2011, we recorded an impairment of our trade name totaling $57.9 million. In addition to testing goodwill and our trade name for impairment, we test the intangible contract rights for impairment during the fourth quarter of each year, or more frequently if events or circumstances indicate the asset might be impaired. We did not record any impairment of our intangible contract rights for the years ended December 31, 2011, 2010 or 2009.

Revenue Recognition

Management Services

Management fees are recognized at the time the related services have been performed by us, unless future contingencies exist. In addition, in regard to management and facility service contracts, the owner of the property will typically reimburse us for certain expenses that are incurred on behalf of the owner, which are comprised primarily of on-site employee salaries and related benefit costs. The amounts which are to be reimbursed per the terms of the services contract are recognized as revenue by us in the same period as the related expenses are incurred. In certain instances, we subcontract property management services to independent property managers, in which case we pass a portion of their property management fee on to the subcontractor, and we retain the balance. Accordingly, we record these fees net of the amounts paid to our subcontractors.

Transaction Services

Real estate commissions are recognized when earned, which is typically the close of escrow. Receipt of payment occurs at the point at which all of our services have been performed, and title to real property has passed from seller to buyer, if applicable. Real estate leasing commissions are recognized upon execution of appropriate lease and commission agreements and receipt of full or partial payment, and, when payable upon certain events such as tenant occupancy or rent commencement, upon occurrence of such events. All other commissions and fees are recognized at the time the related services have been performed and delivered by us to the client, unless future contingencies exist.

Professional Service Contracts — We hold multi-year service contracts with certain key transaction professionals for which cash payments were made to the professionals upon signing, the costs of which are being amortized over the lives of the respective contracts, which are generally two to five years. Amortization expense relating to these contracts of approximately $5.7 million, $7.2 million and $7.9 million was recorded for the years ended December 31, 2011, 2010 and 2009, respectively, and is included in compensation costs in our consolidated statement of operations.

Fair Value Measurements — ASC Topic 820, Fair Value Measurements and Disclosures, (“Fair Value Measurements and Disclosures Topic”) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Fair Value Measurements and Disclosures Topic applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The Fair Value Measurements and Disclosures Topic emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Fair Value Measurements and Disclosures Topic establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs are the highest priority and are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in Level 1 that are observable directly or through corroboration with observable market data. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, due to little or no market activity for the asset or liability, such as internally-developed valuation models. If quoted market prices or inputs are not available, fair value measurements are based upon valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads and market capitalization rates. Items valued using such internally-generated valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified in either Level 2 or 3 even though there may be some significant inputs that are readily observable. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

We generally use a discounted cash flow model to estimate the fair value of our consolidated real estate investments, unless better market comparable data is available. Management uses its best estimate in determining the key assumptions, including the expected holding period, future occupancy levels, capitalization rates, discount rates, rental rates, lease-up periods and capital expenditure requirements. The estimated fair value is further adjusted for anticipated selling expenses. Generally, if a property is under contract, the contract price adjusted for selling expenses is used to estimate the fair value of the property.

The following table presents changes in financial and nonfinancial assets and liabilities measured at fair value on either a recurring or nonrecurring basis for the years ended December 31, 2011 and 2010 (including amounts classified in discontinued operations):

(In thousands)	December 31, 2011	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total (Impairment) Recoveries in 2011
Life insurance contracts	$320	$—	$320	$—	$—
Contingent liability — TIC program exchange	$—	$—	$—	$—	$9,024
Warrant derivative liability	$(47)	$—	$(47)	$—	$—
Trade name	$6,172	$—	$—	$6,172	$—
Goodwill	$—	$—	$—	$—	$(1,521)

(In thousands)	December 31, 2010	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Impairment Losses Incurred in 2010
Investments in marketable equity securities	$1,948	$1,948	$—	$—	$—
Assets under management	$901	$901	$—	$—	$—
Property held for sale	$45,572	$—	$—	$45,572	$—
Investments in unconsolidated entities	$5,178	$—	$—	$5,178	$(646)
Life insurance contracts	$1,062	$—	$1,062	$—	$—

Fair Value of Financial Instruments — ASC Topic 825, Financial Instruments, (“Financial Instruments Topic”), requires disclosure of fair value of financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. The Financial Instruments Topic defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at the end of each reporting period based on unobservable assumptions categorized in Level 3 of the hierarchy, including available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The fair value of our mortgage notes, notes payable, NNN senior notes, credit facility, convertible notes and preferred stock is estimated using borrowing rates available to us for debt instruments with similar terms and maturities. The amounts recorded for accounts receivable, notes receivable, advances, accounts payable and accrued liabilities and capital lease obligations approximate fair value due to their short-term nature.

The following table presents the fair value and carrying value of our mortgage notes, notes payable, NNN senior notes, credit facility, convertible notes and preferred stock as of December 31, 2011 and 2010:

	December 31, 2011		December 31, 2010
(In thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Mortgage notes — held for sale	$—	$—	$59,624	$70,000
Notes payable	3,707	5,555	747	884
NNN senior notes — held for sale	—	—	16,054	16,277
Credit facility(1)	25,000	29,489	—	—
Convertible notes(2)	20,318	30,448	28,832	30,133
Preferred stock(3)	7,091	99,895	91,828	90,080

(1)	Carrying value includes an unamortized debt discount of $0.2 million and accrued interest of $1.7 million as of December 31, 2011. There was no unamortized debt discount related to the credit facility as of December 31, 2010.
(2)	Carrying value includes an unamortized debt discount of $1.1 million and $1.4 million as of December 31, 2011 and 2010, respectively.
(3)	Carrying value includes cumulative unpaid dividends of $11.7 million as of December 31, 2011. There were no cumulative unpaid dividends as of December 31, 2010.

Share-based Compensation — ASC Topic 718, Compensation — Stock Compensation (“Stock Compensation Topic”) requires the measurement of compensation cost at the grant date, based upon the estimated fair value of the award, and requires amortization of the related expense over the employee’s requisite service period. For an award that has a graded vesting schedule, we recognize share-based compensation expense on a straight-line basis over the requisite service period for the entire award.

(Loss) earnings per share — We apply the two-class method when computing our (loss) earnings per share as required by ASC Topic 260, Earnings Per Share (“Earnings Per Share Topic”), which requires the net income per share for each class of stock (common stock and convertible preferred stock) to be calculated assuming 100% of our net income is distributed as dividends to each class of stock based on their contractual rights. To the extent we have undistributed earnings in any calendar quarter, we will follow the two-class method of computing earnings per share. Basic (loss) earnings per share is computed by dividing net (loss) income attributable to common shareowners by the weighted average number of common shares outstanding during each period. The computation of diluted (loss) earnings per share further assumes the dilutive effect of stock options, stock warrants and contingently issuable shares. Contingently issuable shares represent non-vested stock awards and unvested stock fund units in the deferred compensation plan. In accordance with the requirements of the Earnings Per Share Topic, these shares are included in the dilutive earnings per share calculation under the treasury stock method, unless the effect of inclusion would be anti-dilutive.

Concentration of Credit Risk — Financial instruments that potentially subject us to a concentration of credit risk are primarily cash investments and accounts receivable. We currently maintain substantially all of our cash with several major financial institutions. We have cash in financial institutions which are insured by the Federal Deposit Insurance Corporation, or FDIC, up to $250,000 per depositor per insured bank. As of December 31, 2011, we had cash accounts in excess of FDIC insured limits. We believe this risk is not significant. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers and their geographic dispersion.

Accrued Claims and Settlements — We maintain partially self-insured and deductible programs for errors and omissions, general liability, workers’ compensation and certain employee health care costs. Reserves for all such programs are included in accrued claims and settlements and compensation and employee benefits payable, as appropriate. Reserves are based on the aggregate of the liability for reported claims and an actuarially-based estimate of incurred but not reported claims.

Guarantees — We account for our guarantees in accordance with the requirements of ASC Topic 460, Guarantees (“Guarantees Topic”). The Guarantees Topic elaborates on the disclosures to be made by the guarantor in our interim and annual financial statements about our obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Management evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability.

Income Taxes — Income taxes are accounted for under the asset and liability method in accordance with the requirements of ASC Topic 740, Income Taxes (“Income Taxes Topic”). Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. During the years ended December 31, 2011 and 2010, we recorded a valuation allowance of $22.2 million and $20.1 million, respectively. The Income Taxes Topic further requires a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carryforwards, for which the benefits have already been reflected in the consolidated financial statements. We do not record valuation allowances for deferred tax assets that we believe will be realized in future periods. While we believe the resulting tax balances as of December 31, 2011 and 2010 are appropriately accounted for in accordance with the Income Taxes Topic, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 21, “Income Taxes” for further information regarding income taxes.

Comprehensive (Loss) Income — Pursuant to the requirements of ASC Topic 220, Comprehensive Income (“Comprehensive Income Topic”), we have included a calculation of comprehensive (loss) income in our accompanying consolidated statements of shareowners’ (deficit) equity for the years ended December 31, 2011, 2010 and 2009. Comprehensive (loss) income includes net (loss) income adjusted for certain revenues, expenses, gains and losses that are excluded from net (loss) income.

Segment Disclosure — We divide our services into segments in accordance with the requirements of ASC Topic 280, Segment Reporting (“Segment Reporting Topic”). In the fourth quarter of 2010, we added a fourth reporting segment with the creation of Daymark Realty Advisors, Inc. (“Daymark”) to manage our legacy tenant-in-common portfolio. Our four business segments were as follows: (1) Management Services, which includes property management, corporate facilities management, project management, client accounting, business services and engineering services for corporate occupier and real estate investor clients (2) Transaction Services, which comprises our real estate brokerage, valuation and appraisal operations; (3) Investment Management, which encompassed acquisition, financing, disposition and asset management services for our investment programs and dealer-manager services by our securities broker-dealer, which facilitated capital raising transactions for its real estate investment trust (“REIT”) and other investment programs; and (4) Daymark, which included our legacy TIC business. As a result of the sale of our Daymark subsidiary on August 10, 2011, our segment disclosure no longer includes a Daymark segment as all of the Daymark segment is included in discontinued operations. In addition, as a result of the termination of agreements with Healthcare REIT II, our segment disclosure no longer includes an Investment Management segment as all of the Investment Management segment is included in discontinued operations.

Litigation — We routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known issue and an analysis of historical experience. Therefore, we have recorded reserves related to certain legal matters for which we believe it is probable that a loss will be incurred and the range of such loss can be estimated. With respect to other matters, we have concluded that a loss is only reasonably possible or remote, or is not estimable and, therefore, no liability is recorded. Assessing the likely outcome of pending litigation, including the amount of potential loss, if any, is highly subjective. Our judgments regarding likelihood of loss and our estimates of probable loss amounts may differ from actual results due to difficulties in predicting the outcome of jury trials, arbitration hearings, settlement discussions and related activity, and various other uncertainties. Due to the number of claims which are periodically asserted against us, and the magnitude of damages sought in those claims, actual losses in the future could significantly exceed our current estimates.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update, or ASU, 2010-06, Improving Disclosures about Fair Value Measurements, or ASU 2010-06. ASU 2010-06 amends the Fair Value Measurements and Disclosures Topic to require additional disclosure and clarify existing disclosure requirements about fair value measurements. ASU 2010-06 requires entities to provide fair value disclosures by each class of assets and liabilities, which may be a subset of assets and liabilities within a line item in the statement of financial position. The additional requirements also include disclosure regarding the amounts and reasons for significant transfers in and out of Level 1 and 2 of the fair value hierarchy and separate presentation of purchases, sales, issuances and settlements of items within Level 3 of the fair value hierarchy. The guidance clarifies existing disclosure requirements regarding the inputs and valuation techniques used to measure fair value for measurements that fall in either Level 2 or Level 3 of the hierarchy. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We adopted ASU 2010-06 on January 1, 2010, which only applies to our disclosures on the fair value of financial instruments. The adoption of ASU 2010-06 did not have a material impact on our footnote disclosures.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805), or ASU 2010-29. ASU 2010-29 amends the Business Combinations Topic to require the disclosure of pro forma revenue and earnings for all business combinations that occurred during the current year to be presented as of the beginning of the comparable prior annual reporting period. The amendments in ASU 2010-29 also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of ASU 2010-29 did not have a material impact on our footnote disclosures.

In April 2011, the FASB issued ASU 2011-03, Transfers and Servicing (Topic 860), or ASU 2011-03. ASU 2011-03 specifies when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. The requirements of ASU 2011-03 will be effective for the first interim or annual period beginning on or after December 15, 2011. The adoption of ASU 2011-03 is not expected to have a material impact on our footnote disclosures.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) or ASU 2011-04. This guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders’ equity. This FASB guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on our footnote disclosures.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), or ASU 2011-05. ASU 2011-05 amends guidance on Comprehensive Income — Presentation of Comprehensive Income. This guidance requires (i) presentation of other comprehensive income either in a continuous statement of comprehensive income or in a separate statement presented consecutively with the statement of operations and (ii) presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011. Early adoption is permitted. The adoption of ASU 2011-05 is not expected to have a material impact on our footnote disclosures as it requires only a change in presentation.

In September 2011, the FASB issued ASU 2011-08, Intangibles — Goodwill and Other (Topic 350), or ASU 2011-08. ASU 2011-08 simplifies how entities test goodwill for impairment. This guidance allows entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a more than fifty percent likelihood exists that the fair value is less than the carrying amount, then a two-step goodwill impairment test must be performed. ASU 2011-08 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company early-adopted this standard in 2011. Upon adoption, the Company determined that it was more likely than not that goodwill was impaired as of December 31, 2011. Upon completion of the second step of the goodwill impairment test, the Company recorded an impairment charge of approximately $1.5 million during the fourth quarter of the year ended December 31, 2011.

In December 2011, the FASB issued ASU 2011-10, Property, Plant, and Equipment (Topic 360), or ASU 2011-10. This ASU requires that a reporting entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt would apply FASB ASC Subtopic 360-20, Property, Plant, and Equipment — Real Estate Sales, to determine whether to derecognize assets and liabilities of that subsidiary. ASU 2011-10 is effective prospectively for a deconsolidation event that takes place in fiscal years, and interim periods within those years, beginning on or after June 15, 2012. The adoption of ASU 2011-10 is not expected to have a material impact on our footnote disclosures.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), or ASU 2011-11. ASU 2011-11 will require entities to disclose information about offsetting and related arrangements to enable users of financial statements to evaluate the potential effect of netting arrangements on an entity’s financial position, including the potential effect of rights of set-off. This FASB guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of ASU 2011-11 is not expected to have a material impact on our footnote disclosures.

3. MARKETABLE SECURITIES

We applied the provisions of the Fair Value Measurements and Disclosures Topic to our financial assets recorded at fair value, which consisted of available-for-sale marketable securities. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets that were used by us to estimate the fair value of our available-for-sale marketable securities.

We held no marketable securities as of December 31, 2011. The historical cost and estimated fair value of the available-for-sale marketable securities held by us as of December 31, 2010 is as follows:

	As of December 31, 2010
	Historical	Gross Unrealized		Fair Market
(In thousands)	Cost	Gains	Losses	Value
Equity securities	$1,800	$148	$—	$1,948

During the year ended December 31, 2011, we sold all marketable securities and recognized a loss on sale of $87,241. There were no sales of equity securities, or other-than-temporary impairments recorded, for the years ended December 31, 2010 and 2009.

4. RELATED PARTIES

Accounts Receivable

Accounts receivable from related parties consisted of the following:

	December 31,
(In thousands)	2011	2010
Organizational, offering and operating costs from sponsored REIT	$2,533	$2,741
Accrued property and asset management fees	366	156
Other accrued fees	447	563

Total accounts receivable from related parties	3,346	3,460
Less: Allowance for uncollectible accounts	(2,533)	—

Total accounts receivable from related parties, net of allowance for uncollectible accounts	$813	$3,460

5. SERVICE FEES RECEIVABLE, NET

Service fees receivable consisted of the following:

	December 31,
	2011	2010
(In thousands)
Management services fees receivable	$18,543	$21,740
Transaction services fees receivable	10,813	10,451
Investment management fees receivable	—	2,461

Total service fees receivable	29,356	34,652
Less: Allowance for uncollectible accounts	(4,391)	(3,424)

Total	24,965	31,228
Less: portion classified as current	(24,792)	(31,048)

Non-current portion (included in other assets)	$173	$180

6. PROFESSIONAL SERVICE CONTRACTS

As part of the transaction services business, we have entered into service contracts with various employee real estate brokers. These service contracts generally have terms ranging from 12 to 60 months. We recorded assets, net of amortization, of approximately $2.3 million and $9.2 million related to these contracts as of December 31, 2011 and 2010, respectively. In addition, we have approximately $0.5 million of additional commitments and expect to incur amortization expense of approximately $1.4 million, $0.7 million, $0.5 million, $0.2 million and $0.0 million related to these contracts during the years ended 2012, 2013, 2014, 2015 and 2016, respectively.

7. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property and equipment consisted of the following:

		December 31,
(In thousands)	Useful Life	2011	2010
Computer equipment	3-5 years	$26,996	$27,377
Capital leases	1-5 years	3,043	2,252
Furniture and fixtures	7 years	22,565	24,249
Leasehold improvements	1-5 years	2,103	6,738

Total		54,707	60,616
Accumulated depreciation and amortization		(47,899)	(50,506)

Property and equipment — net		$6,808	$10,110

We recognized $4.6 million, $3.7 million and $4.3 million of depreciation expense for the years ended December 31, 2011, 2010 and 2009, respectively. During the fourth quarter of 2011, in consideration of the continuing deterioration of the financial condition and results of operations of the company including the loss of clients and brokers in certain markets, management reviewed its property, equipment and leasehold improvements for impairment and concluded that certain assets were fully impaired. Accordingly, for the year ended December 31, 2011, the Company recorded an impairment charge of approximately $3.5 million, affecting the Corporate and Transaction Services segments in the amount of $1.4 million and $2.1 million respectively. This impairment charge was recognized as “Property, equipment and leasehold improvement impairment” in the accompanying consolidated statements of operations. No impairment charge was recorded related to property, equipment and leasehold improvements during the years ended December 31, 2010 and 2009.

8. BUSINESS COMBINATIONS AND GOODWILL

Goodwill

The change in the carrying amount of goodwill for the year ended December 31, 2011 was as follows:

	Transaction Services	Management Services	Total
(In thousands)
Balance as of December 31, 2010	$1,406	$115	$1,521
Goodwill impairment	(1,406)	(115)	(1,521)

Balance as of December 31, 2011	$—	$—	$—

We analyzed goodwill for impairment pursuant to the requirements of the Intangibles — Goodwill and Other Topic. Although the annual goodwill impairment test date set by management is October 1, management determined that in consideration of the continuing deterioration of the financial condition and results of operations of the company during the fourth quarter of 2011, an impairment testing trigger event occurred subsequent to that test date; consequently, management concluded goodwill was fully impaired. Accordingly, we recognized a goodwill impairment charge of approximately $1.5 million for the year ended December 31, 2011. This impairment charge was recognized as “Goodwill impairment” in the accompanying consolidated statements of operations. No impairment charge was recorded related to goodwill during the years ended December 31, 2010 and 2009.

Business Combinations

In March 2010 and November 2010, we acquired regional commercial real estate services companies for $1.0 million and $1.8 million, respectively. In December 2010, we acquired a regional appraisal and valuation company for $0.7 million. In July 2010, we purchased 60% of the outstanding membership interests in a regional commercial real estate services company for $2.0 million.

We previously owned a 40% interest in such company and following the completion of the transaction, we became the owner of 100% of the membership interests. In accordance with the requirements of the Business Combinations Topic, we remeasured our previously held 40% interest at our acquisition date fair value of $0.7 million and recognized the resulting $0.5 million gain in earnings during the third quarter of 2010, which is included in other income on the statement of operations. In remeasuring the acquisition date fair value of our previously held interest, we measured the fair value of the tangible and identified intangible assets acquired and liabilities assumed. The fair value of the tangible assets acquired and liabilities assumed were generally based on the book value of such assets and liabilities due to their short term-nature. The fair value of the identified intangible assets acquired (customer relationships and customer backlog) was based on the present value of projected future earnings associated with clients transacting business with the office we acquired.

We allocated the purchase price to the assets acquired and liabilities assumed based on the estimated fair value as of the acquisition date as follows (in thousands):

Cash	$250
Accounts receivable	1,757
Prepaid expenses and other assets	(247)
Property and equipment	256
Indentified intangible assets	4,070
Goodwill	1,521
Accounts payable and accrued expenses	(1,629)
Gain on remeasurement of previously held interest	(454)

Total purchase price	$5,524

Pro forma financial information has not been included as it is immaterial.

9. IDENTIFIED INTANGIBLE ASSETS

Identified intangible assets consisted of the following:

		December 31,
(In thousands)	Useful Life	2011	2010
Non-amortizing intangible assets:
Trade name	Indefinite	$6,172	$64,100
Amortizing intangible assets:
Affiliate agreements	20 years	10,600	10,600
Customer relationships	5-7 years	8,725	8,725
Internally developed software	4 years	—	6,200
Customer backlog	1 year	—	746

		19,325	26,271
Accumulated amortization		(6,421)	(9,673)

Amortizing intangible assets, net		12,904	16,598

Total identified intangible assets, net		$19,076	$80,698

Amortization expense recorded for the identified intangible assets was approximately $3.7 million, $3.6 million and $2.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization expense is included as part of operating expense in the accompanying consolidated statements of operations.

We analyzed our trade name for impairment pursuant to the requirements of the Intangibles — Goodwill and Other Topic and determined that the trade name was impaired as of December 31, 2011. Although the annual goodwill and intangible assets with indefinite lives impairment test date set by management is October 1, management determined that in consideration of the continuing deterioration of the financial condition and results of operations of the company during the fourth quarter of 2011, an impairment testing trigger event occurred subsequent to that test date; consequently, the impairment charges were based on estimated fair values at December 31, 2011. Based on a valuation prepared by an independent third party, the fair value of the trade name was determined to be $6.2 million. The value of the trade name was estimated using the “Relief From Royalty” method, which is based on what a user would be willing to pay as a royalty in order to retain the use of the intangible asset. Three inputs were used in estimating the fair value of the trade name, i.e. projected revenues, royalty rate and a discount rate to bring anticipated future cash flows to present value. Projected revenues incorporate various other assumptions including but not limited to revenue from operations growth, profit margins, income taxes, depreciation, capital expenditures, working capital levels and discount rates. Accordingly, we recognized an impairment charge of $57.9 million related to our trade name for the year ended December 31, 2011. This impairment charge was recognized in “Intangible asset impairment” in the accompanying consolidated statements of operations. No impairment charge was recorded related to the trade name during the years ended December 31, 2010 and 2009.

Amortization expense for the other identified intangible assets, which excludes the non-amortizing trade name asset, for each of the next five years ended December 31 is as follows:

(In thousands)
2012	$1,989
2013	1,746
2014	1,709
2015	1,017
2016	602
Thereafter	5,841
$12,904

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31,
	2011	2010
(In thousands)
Salaries and related costs	$21,375	$23,321
Accounts payable	17,313	15,332
Accrued liabilities	11,745	9,353
Broker commissions	9,143	10,519
Bonuses	6,674	8,701
Property management fees and commissions due to third parties	675	2,244

Total	$66,925	$69,470

11. CREDIT FACILITIES

Deutsche Bank Credit Facility

On December 7, 2007, we entered into a $75.0 million credit agreement by and among us, the guarantors named therein, and the financial institutions defined therein as lender parties, with Deutsche Bank Trust Company Americas, as lender and administrative agent (the “Deutsche Bank Credit Facility”).

We amended our Deutsche Bank Credit Facility four times: on August 5, 2008; November 4, 2008; May 20, 2009; and, September 30, 2009. In conjunction with the May 20, 2009 amendment, among other things, we issued warrants to the lenders giving them the right, commencing October 1, 2009, to purchase common stock equal to 15% of our common stock on a fully diluted basis if we did not effect the recapitalization required by the May 20, 2009 amendment. We calculated the fair value of the warrants to be $534,000 and recorded such amount in shareowners’ equity with a corresponding debt discount to the line of credit balance. Such debt discount amount was fully amortized into interest expense as of December 31, 2009 as a result of the repayment of the Deutsche Bank Credit Facility as discussed below. The September 30th amendment, among other things, extended the time to effect a recapitalization under our Deutsche Bank Credit Facility from September 30, 2009 to November 30, 2009 and also extended the date on which the warrants could first be executed from October 1, 2009 to December 1, 2009. In addition, pursuant to the September 30th amendment, we also received the right to prepay our Deutsche Bank Credit Facility in full at any time on or prior to November 30, 2009 at a discounted amount equal to 65% of the aggregate principal amount outstanding. On November 6, 2009, concurrently with the closing of the private placement of our 12% cumulative participating perpetual convertible preferred stock, we repaid our Deutsche Bank Credit Facility in full at the discounted amount equal to $43.4 million and the Deutsche Bank Credit Facility was terminated in accordance with its terms (as such, the warrants never became exercisable). As a result of the early repayment of the Deutsche Bank Credit Facility, we recorded a gain on early extinguishment of debt of $21.9 million, or $0.35 per common share, net of expenses, for the year ended December 31, 2009.

Colony Credit Facility

On March 21, 2011, we announced that we had retained JMP Securities LLC as an advisor to explore strategic alternatives for the Company, including a potential merger or sale transaction. On March 30, 2011, we entered into a commitment letter and exclusivity agreement with Colony Capital Acquisitions, LLC, pursuant to which Colony agreed to provide a Credit Facility (see Note 1 for further information regarding the Credit Facility).

On April 15, 2011, we entered into a credit agreement with Colony for an $18.0 million secured credit facility (the “Credit Facility”). The terms of the Credit Facility included a payment to Colony of (i) a closing fee equal to 1.00% of the Credit Facility amount and (ii) warrants (the “Existing Warrants”) exercisable to purchase 6,712,000 shares of our common stock, valued at $0.7 million.

On October 16, 2011, we entered into the Credit Facility Amendment No. 2 increasing from $18.0 million to $28.0 million the size of our Credit Facility. Pursuant to the Credit Facility Amendment No. 2, C-III agreed to become a lender under the Credit Facility and to provide an Incremental Term Loan under the existing terms and conditions of the Credit Facility, as amended by Credit Facility Amendment No. 2. In furtherance of the transactions contemplated by the Credit Facility Amendment No. 2, C-III acquired $4.0 million of Colony’s interest in the Credit Facility, and an agreed upon share of the Existing Warrants. In connection with increasing the size of the Credit Facility, the Company (i) issued an aggregate of 3,728,888 common stock purchase warrants valued at $0.1 million, each exercisable for one (1) share of the Company’s common stock (the “Second Amendment Warrants”) to Colony and C-III, and (ii) also amended the outstanding common stock purchase warrants (the “Warrant Agreement Amendments”) initially issued to Colony pursuant to the Credit Agreement (the “Existing Warrants”).

In consideration of C-III providing the Incremental Term Loan and Colony consenting to the Credit Facility Amendment No. 2, we entered into an Exclusivity Agreement with Colony and C-III pursuant to which Colony and C-III had the exclusive right for a period of thirty days commencing on October 16, 2011, and subject to two consecutive thirty day extensions under certain circumstances, to pursue a strategic transaction with respect to the Company. In the event that Colony and C-III were diligently pursuing a strategic transaction with us at the end of each of the initial thirty day period (November 15, 2011) and the first thirty day extension (December 15, 2011), Colony and C-III had the right to extend the exclusivity period for an additional thirty days. Colony and C-III allowed their Exclusivity Agreement to expire without making an offer to enter into a strategic transaction.

The Credit Facility matures on March 1, 2012 and has an initial interest rate of 11.00% per annum, increasing by an additional 0.50% at the end of each three-month period subsequent to the closing date of the Credit Facility for so long as any loans are outstanding. In lieu of making a cash interest payment, we have the option to accrue any due and payable interest under the Credit Facility and issue additional warrants (the “Additional Warrants”) based on a formula calculation. The loan is not subject to any required principal amortization payments during the term. As of December 31, 2011, we have issued 635,967 Additional Warrants valued at $0.1 million at the time of issuance.

As of December 31, 2011 the Credit Facility had a balance including accrued interest of $29.5 million. Subsequent to December 31, 2011, the Company went into default on this Credit Facility.

12. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

Notes payable and capital lease obligations consisted of the following:

	December 31,
	2011	2010
(In thousands)
Note payable in connection with the sale of Daymark on August 10, 2011 (1)	$5,000	$—
Note payable in connection with business acquisition in November 2010 (2)	230	459
Note payable in connection with business acquisition in December 2010 (3)	325	425
Capital lease obligations	35	723

Total	5,590	1,607
Less: portion classified as current	(5,453)	(1,041)

Non-current portion	$137	$566

(1)	The note requires quarterly interest payments, has a fixed interest rate of 7.95% and matures on August 10, 2016.
(2)	The note requires quarterly principal and interest payments, has a fixed interest rate of 4.0% per annum and matures in November 2012.
(3)	The note requires monthly principal and interest payments, has a fixed interest rate of 2.0% per annum and matures in December 2013.

The future minimum payments due related to notes payable and capital lease obligations for each of the next five years ending December 31 and thereafter are summarized as follows:

(In thousands)
2012	$5,453
2013	137

$5,590

Subsequent to December 31, 2011, the Company went into default on all of its notes payable and capital lease obligations.

13. CONVERTIBLE NOTES

During the second quarter of 2010, we completed our offering (“Offering”) of $31.5 million of unsecured convertible notes (“Convertible Notes”) to qualified institutional buyers pursuant to Section 144A of the Securities Act of 1933, as amended. The Convertible Notes pay interest at a rate of 7.95% per year semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2010. The Convertible Notes mature on May 1, 2015.

We received net proceeds from the Offering of approximately $29.4 million after deducting offering expenses. We used the net proceeds from the Offering to fund growth initiatives, short-term working capital and for general corporate purposes.

Holders of the Convertible Notes may convert notes into shares of our common stock at the initial conversion rate of 445.583 shares per $1,000 principal amount of the Convertible Notes (equal to a conversion price of approximately $2.24 per share of our common stock), subject to adjustment in certain events (but not for accrued interest) at any time prior to the close of business on the scheduled trading day before the stated maturity date. In addition, following certain corporate transactions, we will increase the conversion rate for a holder who elects to convert in connection with such corporate transaction by a number of additional shares of our common stock as set forth in the indenture. As of December 31, 2011, the maximum number of shares of common stock that could be required to be issued upon conversion of the Convertible Notes was 14,035,865 shares of common stock.

No holder of the Convertible Notes will be entitled to acquire shares of common stock delivered upon conversion to the extent (but only to the extent) such receipt would cause such converting holder to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) of more than 14.99% of the shares of our common stock outstanding at such time.

We may not redeem the Convertible Notes prior to May 6, 2013. On or after May 6, 2013 and prior to the maturity date, we may redeem for cash all or part of the Convertible Notes at 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, including any additional interest, up to but excluding the redemption date.

Under certain circumstances following a fundamental change, which is substantially similar to a Fundamental Change with respect to the Preferred Stock, we will be required to make an offer to purchase all of the Convertible Notes at a purchase price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

The Convertible Notes are our unsecured senior obligations that:

•	rank equally with all of our other unsecured senior indebtedness;

•	effectively rank junior to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness; and

•	will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries.

The indenture provides for customary events of default, including our failure to pay any indebtedness for borrowed money, other than non-recourse mortgage debt, when due in excess of $1.0 million. Subsequent to December 31, 2011, the Company went into default on the Convertible Notes.

Registration Rights Agreement

In connection with the Offering, we entered into a registration rights agreement pursuant to which we agreed to file with the SEC a shelf registration statement registering the resale of the notes and the shares of common stock issuable upon conversion of the Convertible Notes no later than June 30, 2010, and to use commercially reasonable efforts to cause the shelf registration statement to become effective within 85 days of May 7, 2010, or within 115 days of the closing date of the Offering if the registration statement is reviewed by the SEC. The shelf registration statement was filed on June 25, 2010 and became effective on July 19, 2010.

We have an obligation to continue to keep the shelf registration statement effective for a certain period of time, subject to certain suspension periods under certain circumstances. In the event that we fail to keep the registration statement effective in excess of such permissible suspension periods, we will be obligated to pay additional interest to holders of the Convertible Notes in an amount equal to 0.25% of the principal amount of the outstanding Convertible Notes to and including the 90th day following any such registration default and 0.50% of the principal amount of the outstanding Convertible Notes from and after the 91st day following any such registration default. Such additional interest will accrue until the date prior to the day the default is cured, or until the Convertible Notes are converted. Subsequent to December 31, 2011, the shelf registration statement is no longer effective.

14. SEGMENT DISCLOSURE

Management has determined the reportable segments identified below according to the types of services offered and the manner in which operations and decisions are made. We operate in the following reportable segments:

Management Services — Management Services provides property management and related services for owners of investment properties and facilities management services for corporate owners and occupiers.

Transaction Services — Transaction Services advises buyers, sellers, landlords and tenants on the sale, leasing, financing and valuation of commercial property and includes our national accounts group and national affiliate program operations.

We also have certain corporate-level activities including interest income from notes and advances, property rental related operations, legal administration, accounting, finance, and management information systems which are not considered separate operating segments.

As a result of the sale of our Daymark subsidiary on August 10, 2011, our segment disclosure no longer includes a Daymark segment as all of the Daymark segment is included in discontinued operations. In addition, as a result of the termination of agreements with Healthcare REIT II, our segment disclosure no longer includes an Investment Management segment as all of the Investment Management segment is included in discontinued operations.

We evaluate the performance of our segments based upon operating (loss) income. Operating (loss) income is defined as operating revenue less compensation and general and administrative costs and excludes other rental related, rental expense, interest expense, depreciation and amortization and certain other operating and non-operating expenses. The accounting policies of the reportable segments are the same as those described in our summary of significant accounting policies (See Note 2).

	Year Ended December 31,
(In thousands)	2011	2010	2009
Management Services
Revenue	$228,578	$274,606	$274,880
Compensation costs	35,113	37,604	36,701
Transaction commissions and related costs	12,630	16,999	12,623
Reimbursable salaries, wages and benefits	155,575	190,538	193,682
General and administrative	10,650	9,339	9,397
Provision for doubtful accounts	2,210	1,752	1,472

Segment operating income	12,400	18,374	21,005
Transaction Services
Revenue	269,357	236,238	173,406
Compensation costs	59,116	48,960	44,273
Transaction commissions and related costs	174,864	156,290	112,399
General and administrative	40,110	35,910	33,339
Provision for doubtful accounts	10,366	1,975	598

Segment operating loss	(15,099)	(6,897)	(17,203)
Reconciliation to net loss attributable to Grubb & Ellis Company:
Total segment operating (loss) income	(2,699)	11,477	3,802
Non-segment:
Corporate overhead (compensation, general and administrative costs)	(21,963)	(32,496)	(42,796)
Share-based compensation	(3,101)	(9,147)	(11,427)
Severance, retention and related charges	(15,999)	(4,132)	—
Depreciation and amortization	(7,908)	(7,247)	(7,239)
Interest	(6,599)	(2,036)	(5,195)
Property, equipment and leasehold improvement impairment	(3,460)	—	—
Goodwill impairment	(1,521)	—	—
Intangible asset impairment	(57,928)	—	—
Other income	141	620	21,892
Loss from continuing operations before income tax benefit (provision)	(121,037)	(42,961)	(40,963)
Income tax benefit (provision)	24,602	(532)	(185)

Loss from continuing operations	(96,435)	(43,493)	(41,148)
Income (loss) from discontinued operations	1,429	(26,238)	(39,351)
Net loss	(95,006)	(69,731)	(80,499)
Net loss attributable to noncontrolling interests	(977)	(2,951)	(1,661)

Net loss attributable to Grubb & Ellis Company	$(94,029)	$(66,780)	$(78,838)

	December 31,
(In thousands)	2011	2010
Segment assets and reconciliation to consolidated balance sheets:
Management Services	$19,991	$50,785
Transaction Services	42,385	99,098

Total segment assets	62,376	149,883
Corporate assets	11,860	137,061

Total assets	$74,236	$286,944

15. DISCONTINUED OPERATIONS

On December 30, 2010, we completed the sale of NNN/SOF Avallon LLC (“Avallon”), a commercial office property located in Austin, Texas, for $37.0 million. We recognized a gain on sale of $1.3 million. On June 3, 2009, we completed the sale of Danbury Corporate Center, a commercial office property located in Danbury, Connecticut, for $72.4 million. We recognized a loss on sale of $1.1 million. On December 29, 2009, GERA Abrams Centre LLC (“Abrams”), a commercial office property located in Dallas, Texas, and GERA 6400 Shafer LLC (“Shafer”), a commercial office property located in Rosemont, Illinois, modified the terms of its $42.5 million loan initially due on July 9, 2009. The amendment to the loan provided, among other things, for an extension of the term of the loan until March 31, 2010. In addition, the principal balance of the loan was reduced from $42.5 million to $11.0 million in connection with the transfer of the Shafer property to an affiliate of the lender for nominal consideration pursuant to a special warranty deed that was recorded on December 29, 2009. On March 31, 2010, the Abrams property was transferred from the borrower to an affiliate of the lender for nominal consideration pursuant to a special warranty deed recorded on March 31, 2010.

In connection with the completion of the deed in lieu of foreclosure on the Shafer property prior to December 31, 2009, we deconsolidated the property and related assets and liabilities. Additionally, the Abrams property and related assets and liabilities were deconsolidated pursuant to the Consolidation Topic due to the loss of control over this property, of which the fair value of the assets and liabilities totaled $6.7 million as of December 31, 2009. We recognized a gain on extinguishment of debt of $13.3 million, or $0.21 per common share, during the year ended December 31, 2009 related to the deconsolidation of the Shafer and Abrams properties. As the Shafer and Abrams properties were abandoned under the accounting standards, the results of operations were reclassified to discontinued operations.

On June 1, 2011, we entered into a definitive agreement for the sale of substantially all of the assets of our real estate investment fund business, Alesco, to Lazard Asset Management LLC. Closing of the transaction occurred on September 23, 2011. We recognized a loss on the sale of Alesco, net of taxes, of approximately $1.8 million in the third quarter of 2011 after writing off the assets, liabilities and deficit balance in noncontrolling interests associated with Alesco and recognizing the costs related to such transaction.

On August 10, 2011, we completed the sale of Daymark for (1) a cash payment of $0.5 million, (2) a $5.0 million promissory note provided to NNNRA, and (3) the assumption by the purchaser of $10.7 million of the net intercompany balance payable from us to NNNRA. Within discontinued operations, we recorded a gain on sale, net of taxes of $10.3 million, of approximately $15.0 million related to the disposition of Daymark in the third quarter of 2011, after recording the $5.0 million Promissory Note, writing off all of the assets, liabilities and noncontrolling interests associated with Daymark and recognizing the transactions costs related to such transaction.

In instances when we expect to have significant ongoing cash flows or significant continuing involvement in the component beyond the date of sale, the income (loss) from certain properties and businesses held for sale continue to be fully recorded within continuing operations through the date of sale.

The net results of discontinued operations of Daymark and Alesco (which includes the net results of the Avallon property sold during the year ended December 31, 2010), in which we have no significant ongoing cash flows or significant continuing involvement, are reflected in the consolidated statements of operations as discontinued operations. We will receive certain fee income from Daymark on an ongoing basis that is not considered significant when compared to the operating results of Daymark.

There were no assets held for sale or liabilities held for sale as of December 31, 2011. The following table summarizes the assets held for sale and liabilities held for sale as of December 31, 2010:

(In thousands)	December 31, 2010
Restricted cash	$4,652
Assets under management	901
Accounts receivable from related parties — net	12,718
Notes receivable — net	6,126
Notes and advances to related parties — net	12,275
Prepaid expenses and other assets	682
Investments in unconsolidated entities	5,178
Property held for sale	45,858
Property, equipment and leasehold improvements — net	1,096
Identified intangible assets — net	7,398
Other assets — net	3,430

Total assets	$100,314

Accounts payable and accrued expenses	$8,098
Due to related parties	2,178
Other liabilities	25,704
NNN senior notes	16,277
Mortgage notes	70,000
Capital lease obligations	22
Deferred tax liabilities	199

Total liabilities	$122,478

From August 1, 2006 to January 2007, NNN Collateralized Senior Notes, LLC (the “NNN Senior Notes Program”), a wholly owned subsidiary of Daymark, issued $16.3 million of notes which had an original maturity date of August 29, 2011 and bore interest at a rate of 8.75% per annum. Interest on the notes was payable monthly in arrears on the first day of each month, commencing on the first day of the month occurring after issuance. The notes mature five years from the date of first issuance of any of such notes, with two one-year options to extend the maturity date of the notes at the Senior Notes Program’s option. The interest rate will increase to 9.25% per annum during any extension. The notes are secured by a pledge of the NNN Senior Notes Program’s membership interest in NNN Series A Holdings, LLC, which is the Senior Notes Program’s wholly owned subsidiary for the sole purpose of making the investments.

On May 13, 2011, pursuant to the terms of the indenture underlying the NNN Senior Notes, the NNN Senior Notes Program notified the trustee and holders of the NNN Senior Notes that the maturity date of the NNN Senior Notes was extended by one year, effective as of August 29, 2011 (the “Extension Effective Date”). Accordingly, the maturity date of the NNN Senior Notes is August 29, 2012.

The following table summarizes the income (loss) and (expense) components — net of taxes that comprised discontinued operations for the years ended December 31, 2011, 2010 and 2009:

	Year Ended December 31,
	2011	2010	2009
(In thousands)
Revenue	$30,323	$43,259	$57,089
Rental related revenue	8,916	28,687	40,373
Compensation costs	(27,494)	(37,466)	(42,374)
General and administrative	(22,143)	(15,833)	(9,612)
Provision for doubtful accounts	(5,259)	(5,636)	(22,699)
Depreciation and amortization	(2,651)	(7,465)	(5,085)
Rental related expense	(5,514)	(19,755)	(30,155)
Interest	(3,852)	(8,880)	(13,118)
Merger related costs	—	(640)	(900)
Real estate related recoveries (impairments)	8,858	(859)	(23,983)
Goodwill and intangible asset impairment	(480)	(2,769)	(738)
Equity in earnings (losses) of unconsolidated entities	380	(1,413)	(1,148)
Interest income	106	263	598
Other (expense) income	(194)	203	402
Income tax benefit	7,078	793	4,557

Loss from discontinued operations — net of taxes ($7.1 million, $0.8 million and $4.6 million for the years ended December 31, 2011, 2010 and 2009, respectively)	(11,926)	(27,511)	(46,793)
Gain on disposal of discontinued operations — net of taxes ($9.2 million, $0.8 million and $4.8 million for the years ended December 31, 2011, 2010 and 2009, respectively)	13,355	1,273	7,442

Total gain (loss) from discontinued operations	$1,429	$(26,238)	$(39,351)

16. COMMITMENTS AND CONTINGENCIES

Operating Leases — We have non-cancelable operating lease obligations for office space and certain equipment ranging from one to ten years, and sublease agreements under which we act as a sublessor. The office space leases often times provide for annual rent increases, and typically require payment of property taxes, insurance and maintenance costs.

Rent expense under these operating leases was approximately $22.9 million, $23.0 million and $22.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. Rent expense is included in general and administrative expense in the accompanying consolidated statements of operations.

As of December 31, 2011, future minimum amounts payable under non-cancelable operating leases, net of future minimum rental income to be received under non-cancellable subleases, are as follows for the years ending December 31:

(In thousands)
2012	$19,110
2013	14,327
2014	11,254
2015	8,857
2016	5,245
Thereafter	8,482
$67,275

Capital Lease Obligations — We lease computers, copiers, and postage equipment that are accounted for as capital leases (See Note 12, “Notes Payable and Capital Lease Obligations” for additional information).

Claims and Lawsuits — We are involved in lawsuits relating to certain of the investment management offerings of our former affiliate, Grubb & Ellis Realty Investors, LLC (“GERI”), in particular, its TIC programs. These lawsuits allege a variety of claims in connection with these offerings, including mismanagement, breach of contract, negligence, fraud and breach of fiduciary duty, among other claims. Plaintiffs in these suits seek a variety of remedies, including rescission, actual and punitive damages, and attorneys’ fees and costs. The damages being sought are unspecified and to be determined at trial. It is difficult to predict the ultimate disposition of these lawsuits and our ultimate liability with respect to such claims and lawsuits. It is also difficult to predict the cost of defending these matters and to what extent claims will be covered by our existing insurance policies. In the event of an unfavorable outcome, the amounts we may be required to pay in the discharge of liabilities or settlements could have a material adverse effect on our cash flows, financial position and results of operations.

TIC Program Exchange Litigation

GERI and Grubb & Ellis Company are defendants in an action filed on or about February 14, 2011 in the Superior Court of Orange County, California captioned S. Sidney Mandel, et al. v. Grubb & Ellis Realty Investors, LLC, et al. The plaintiffs allege that, in order to induce the plaintiffs to purchase $22.3 million in TIC investments that GERI (formerly known as Triple Net Properties, LLC) was syndicating, GERI offered to subsequently “repurchase” those investments and provide certain “put” rights under certain terms and conditions pursuant to a letter agreement executed between GERI and the plaintiffs. The plaintiffs allege that GERI has failed to honor its purported obligations under the letter agreement and have initiated suit for breach of contract, breach of the implied covenant of good faith and fair dealing and declaratory relief as to the rights and obligations of the parties under the letter agreement. By way of a first amended complaint, the plaintiffs are alleging that GERI is merely an inadequately capitalized instrumentality of Grubb & Ellis Company and that Grubb & Ellis Company should be held liable for acts and omissions of GERI. The plaintiffs are seeking damages totaling $26.5 million, attorneys’ fees and costs. We intend to vigorously defend these claims and to assert all applicable defenses. At this time we are unable to predict the likelihood of an unfavorable or adverse award or outcome. At this time it is not possible to estimate a range of possible loss for this matter.

Under the Purchase Agreement, IUC-SOV, LLC agreed to indemnify and hold harmless us and our officers, directors, and affiliates against any liabilities of, obligations of or claims against us related to or arising from the businesses or operations of any “Acquired Company” (including GERI). By letter dated September 26, 2011, the Company made a demand, pursuant to the Purchase Agreement, that IUC-SOV, LLC indemnify and hold harmless us against any and all losses that may be incurred or suffered by us in connection with the Mandel action. IUC-SOV, LLC did not make any objection to that claim for indemnification.

We and GERI filed demurrers to the first amended complaint. The court sustained GERI’s demurrer and granted the plaintiffs leave to file an amended pleading. The court denied our demurrer. We intend to vigorously defend the claims asserted by the plaintiffs and to assert all applicable defenses. At this time we are unable to predict the likelihood of an unfavorable or adverse award or outcome. At this time it is not possible to estimate a range of possible loss for this matter.

Plaintiffs have filed a motion for relief from the bankruptcy stay.

Durham Office Park

Grubb & Ellis Company and Grubb & Ellis Securities as well as various Daymark subsidiaries are defendants in an action filed on or about July 21, 2010 in North Carolina Business Court, Durham County Superior Court Division, captioned NNN Durham Office Portfolio I, LLC, et al. v. Grubb & Ellis Company, et al. Plaintiffs invested more than $11 million for TIC interests in a commercial real estate project in Durham, North Carolina. Plaintiffs claim, among other things, that information regarding the intentions of the property’s anchor tenant to remain in occupancy was withheld and misrepresented. Plaintiffs have asserted claims for breach of contract, negligence, negligent misrepresentation, breach of fiduciary duty, fraud, unfair and deceptive trade practices and conspiracy. We intend to vigorously defend these claims and to assert all applicable defenses. At this time we are unable to predict the likelihood of an unfavorable or adverse award or outcome. At this time it is not possible to estimate a range of possible loss for this matter.

This matter is currently stayed as a result of Grubb & Ellis Company’s bankruptcy filing on February 20, 2012.

NNN Oak Park, etc. v. Grubb & Ellis Company

Plaintiffs filed an arbitration proceeding that is currently pending before the American Arbitration Association in Orange County, California captioned NNN Oak Park Office Center 1, LLC v. Grubb & Ellis Co., et al., No. 73 115 Y 00289 11. Plaintiffs allegedly invested more than $10,000,000 in the Oak Park I Office Center at Westchase located at 5850 Rogerdale Road, Houston, TX on or about November, 2004. A major tenant moved out of the location in June, 2006. Plaintiffs allege that Grubb’s efforts to market the space were “feeble” and “inept.” The property was foreclosed in May, 2011. Plaintiffs are alleging breach of contract, negligence, fraud, misappropriation/conversion, constructive trust, and accounting.

Under the Purchase Agreement, IUC-SOV, LLC agreed to indemnify and hold harmless us and our officers, directors, and affiliates against any liabilities of, obligations of or claims against us related to or arising from the businesses or operations of any “Acquired Company” (including GERI). By letter dated September 26, 2011, the Company made a demand, pursuant to the Purchase Agreement, that IUC-SOV, LLC indemnify and hold harmless us against any and all losses that may be incurred or suffered by us in connection with the Mandel action. IUC-SOV, LLC did not make any objection to that claim for indemnification.

This matter is currently stayed as a result of Grubb & Ellis Company’s bankruptcy filing on February 20, 2012

We are involved in various other claims and lawsuits arising out of the ordinary conduct of our business, many of which may not be covered by our insurance policies. In the opinion of management, in the event of an unfavorable outcome, the amounts we may be required to pay in the discharge of liabilities or settlements could have a material adverse effect on our cash flows, financial position and results of operations. At this time it is not possible to estimate a range of possible loss for these matters.

Guarantees — Historically Daymark provided non-recourse carve-out guarantees or indemnities with respect to loans for properties owned or under the management of Daymark. As of December 31, 2011, subsequent to the sale of Daymark, there were four properties under the management of Daymark for which we continue to have non-recourse carve-out loan guarantees or indemnities of approximately $76.5 million in total principal outstanding (of which $5.2 million are recourse loan guarantees) with terms ranging from one to ten years, secured by properties with a total aggregate purchase price of approximately $132.0 million. As of December 31, 2010, there were 133 properties under management with non-recourse carve-out loan guarantees or indemnities of approximately $3.1 billion in total principal outstanding with terms ranging from one to ten years, secured by properties with a total aggregate purchase price of approximately $4.3 billion.

Our guarantees consisted of the following as of December 31, 2011 and 2010:

	December 31,
	2011	2010
(In thousands)
Daymark non-recourse/carve-out guarantees of debt of properties under management(1)	$—	$2,975,582
Grubb & Ellis Company non-recourse/carve-out guarantees of properties under Daymark management(1)	40,200	47,092
Daymark and Grubb & Ellis Company non-recourse/carve-out guarantees of properties under Daymark management(2)	31,125	31,271
Daymark non-recourse/carve-out guarantees of Daymark owned property(1)	—	60,000
Daymark recourse guarantees of debt of properties under Daymark management	—	12,900
Grubb & Ellis Company recourse guarantees of debt of properties under Daymark management(3)	5,162	11,998
Daymark recourse guarantees of Daymark owned property(4)	—	10,000

Total	$76,487	$3,148,843

(1)	A “non-recourse/carve-out” guarantee or indemnity generally imposes liability on the guarantor or indemnitor in the event the borrower engages in certain acts prohibited by the loan documents. Each non-recourse carve-out guarantee or indemnity is an individual document entered into with the mortgage lender in connection with the purchase or refinance of an individual property. While there is not a standard document evidencing these guarantees or indemnities, liability under the non-recourse carve-out guarantees or indemnities generally may be triggered by, among other things, any or all of the following:

•	a voluntary bankruptcy or similar insolvency proceeding of any borrower;

•	a “transfer” of the property or any interest therein in violation of the loan documents;

•	a violation by any borrower of the special purpose entity requirements set forth in the loan documents;

•	any fraud or material misrepresentation by any borrower or any guarantor in connection with the loan;

•	the gross negligence or willful misconduct by any borrower in connection with the property, the loan or any obligation under the loan documents;

•	the misapplication, misappropriation or conversion of (i) any rents, security deposits, proceeds or other funds, (ii) any insurance proceeds paid by reason of any loss, damage or destruction to the property, and (iii) any awards or other amounts received in connection with the condemnation of all or a portion of the property;

•	any waste of the property caused by acts or omissions of borrower of the removal or disposal of any portion of the property after an event of default under the loan documents; and

•	the breach of any obligations set forth in an environmental or hazardous substances indemnity agreement from borrower.

Certain acts (typically the first three listed above) may render the entire debt balance recourse to the guarantor or indemnitor, while the liability for other acts is typically limited to the damages incurred by the lender. Notice and cure provisions vary between guarantees and indemnities. Generally the guarantor or indemnitor irrevocably and unconditionally guarantees or indemnifies the lender the payment and performance of the guaranteed or indemnified obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration or maturity or otherwise, and the guarantor or indemnitor covenants and agrees that it is liable for the guaranteed or indemnified obligations as a primary obligor. As of December 31, 2011, to the best of our knowledge, there was no debt owed by us as a result of the borrowers engaging in prohibited acts.

(2)	We and Daymark are each joint and severally liable on such non-recourse/carve-out guarantees.
(3)	We have $1.0 million held as collateral by a lender related to one of our recourse guarantees that, upon the occurrence of any triggering event or condition under the guarantee, will be used to cover all or a portion of the amounts due under the guarantee.
(4)	In addition to the $10.0 million principal guarantee, Daymark has guaranteed any shortfall in the payment of interest on the unpaid principal amount of the mortgage debt on one owned property.

If property values and performance decline, the risk of exposure under these guarantees increases. We initially evaluate these guarantees to determine if the guarantee meets the criteria required to record a liability in accordance with the requirements of ASC Topic 460, Guarantees, (“Guarantees Topic”). Any such liabilities were insignificant upon execution of the guarantees. In addition, on an ongoing basis, we evaluate the need to record an additional liability in accordance with the requirements of ASC Topic 450, Contingencies, (“Contingencies Topic”). As of December 31, 2011 and 2010, we had recourse guarantees of $5.2 million and $24.9 million, respectively, relating to debt of properties under Daymark management (of which $5.2 million and $12.0 million, respectively, is recourse back to Grubb & Ellis Company, the remainder of which is recourse to Daymark). As of December 31, 2011 and 2010, approximately $2.2 million and $9.5 million, respectively, of these recourse guarantees relate to debt that has matured, is in default, or is not currently in compliance with certain loan covenants (of which $2.2 million and $2.0 million, respectively, is recourse back to Grubb & Ellis Company, the remainder of which is recourse to Daymark). In connection with the sale of Daymark, the purchaser indemnified us up to $7.5 million for liabilities, obligations and claims related to or arising from the business or operations of Daymark or its subsidiaries. Our evaluation of the potential liability under these guarantees may prove to be inaccurate and liabilities may exceed estimates. In evaluating the potential liability relating to such guarantees, we consider factors such as the value of the properties secured by the debt, the likelihood that the lender will call the guarantee in light of the current debt service and other factors. As of December 31, 2011 and 2010, we recorded a liability of $0 and $0.8 million which is included in liabilities held for sale, related to our estimate of probable loss related to recourse guarantees of debt of properties under Daymark management and previously under management.

An unaffiliated, individual investor entity (the “TIC debtor”), who was a minority owner in the Met Center 10 TIC program originally sponsored by GERI, filed a chapter 11 bankruptcy petition in January 2011. The principal balance of the mortgage debt for the Met Center 10 property was approximately $29.4 million at the time of the bankruptcy filing. On February 1, 2011, the special servicer for that loan foreclosed on all of the undivided TIC ownership interests in the Met Center 10 property, except the interest owned by the TIC debtor. The automatic stay imposed following the bankruptcy filing prevented the special servicer from foreclosing on 100% of the TIC ownership interests. The special servicer filed a motion for relief from the automatic stay to foreclose upon the remaining TIC ownership interest. By order dated May 2, 2011, the bankruptcy court continued the automatic stay, subject to certain conditions, to November 1, 2011. The May 2, 2011 order also established a procedure by which the special servicer would be required to reconvey the foreclosed upon interests to the Met Center 10 debtor and the other investor entities following payment of an “amount due” as that term is defined in the May 2, 2011 Order. By subsequent order dated October 13, 2011, the bankruptcy court continued the automatic stay, subject to certain conditions, to February 28, 2012. On March 22, 2012, the court entered a Final Agreed Order of Dismissal with Prejudice, which indicated the parties’ agreement that all matters in controversy between and among them have been settled, and that the case be dismissed.

GERI executed a non-recourse carve-out guarantee in connection with the mortgage loan for the Met 10 property. As discussed in the “Guarantees” disclosure above, such a “non-recourse carve-out” guarantee only imposes liability on GERI if certain acts prohibited by the loan documents take place. Liability under the non-recourse carve-out guarantee may be triggered by the voluntary bankruptcy filing made by the TIC debtor. As a consequence of the bankruptcy filing, the lender may assert that GERI is liable under the guarantee. GERI’s ultimate liability under the guarantee is uncertain as a result of numerous factors, including, without limitation, whether the bankruptcy filing of the TIC debtor triggered GERI’s obligations under the guarantee, the amount of the lender’s credit bid at the time of foreclosure, events in the bankruptcy proceeding and the ultimate disposition of the bankruptcy proceeding, and the defenses GERI may raise under the guarantee. As described above, under the Purchase Agreement, the Company agreed to indemnify Purchaser and its affiliates (including GERI) against liabilities, expenses, obligations, or claims related to Met Center 10, subject to certain limitations. The Company intends to vigorously dispute any imposition of any liability under the Met Center 10 guarantee. As of December 31, 2011, we did not have any liabilities accrued related to that guarantee.

Environmental Obligations — In our role as property manager, we could incur liabilities for the investigation or remediation of hazardous or toxic substances or wastes at properties we currently or formerly managed, or at off-site locations, where wastes were disposed of. Similarly, under debt financing arrangements on properties owned by sponsored programs, we have agreed to indemnify the lenders for environmental liabilities and to remediate any environmental problems that may arise. We are not aware of any environmental liability or unasserted claim or assessment relating to an environmental liability that we believe would require disclosure or the recording of a loss contingency.

Deferred Compensation Plan — During 2008, we implemented a deferred compensation plan that permits employees and independent contractors to defer portions of their compensation, subject to annual deferral limits, and have it credited to one or more investment options in the plan. As of December 31, 2011 and 2010, $3.3 million and $3.4 million, respectively, reflecting the non-stock liability under this plan were included in accounts payable and accrued expenses. We have purchased whole-life insurance contracts on certain employee participants to recover distributions made or to be made under this plan and as of December 31, 2011 and 2010 have recorded the cash surrender value of the policies of $0.3 million and $1.1 million, respectively, in prepaid expenses and other assets.

In addition, we awarded “phantom” shares of our stock to participants under the deferred compensation plan. These awards vest over three to five years. Vested phantom stock awards are also unfunded and paid according to distribution elections made by the participants at the time of vesting and will be settled by issuing shares of our common stock from our treasury share account or issuing unregistered shares of our common stock to the participant. As of December 31, 2011 and 2010, an aggregate of 3.0 million and 4.1 million phantom share grants were outstanding, respectively. Generally, upon vesting, recipients of the grants are entitled to receive the number of phantom shares granted, regardless of the value of the shares upon the date of vesting; provided, however, as of December 31, 2011 grants with respect to 686,670 phantom shares had a guaranteed minimum share price ($2.4 million in the aggregate) that will result in us paying additional compensation to the participants should the value of the shares upon vesting be less than the grant date value of the shares. We account for additional compensation relating to the “guarantee” portion of the awards by measuring at each reporting date the additional payment that would be due to the participant based on the difference between the then current value of the shares awarded and the guaranteed value. This award is then amortized on a straight-line basis as compensation expense over the requisite service (vesting) period, with an offset to deferred compensation liability.

17. PREFERRED STOCK

On October 2, 2009, we issued a $5.0 million senior subordinated convertible note (the “Note”) to Kojaian Management Corporation, which is an affiliate of one of our directors. The Note (i) bore interest at twelve percent (12%) per annum, (ii) was co-terminus with the term of the Deutsche Bank Credit Facility, (iii) was unsecured and fully subordinate to the Deutsche Bank Credit Facility, and (iv) in the event we issued or sold equity securities in connection with or pursuant to a transaction with a non-affiliate while the Note was outstanding, at the option of the holder of the Note, the principal amount of the Note then outstanding was convertible into those equity securities issued or sold in such non-affiliate transaction. In connection with the issuance of the Note, we entered into a subordination agreement with Kojaian Management Corporation and the lenders to the Deutsche Bank Credit Facility.

During the fourth quarter of 2009, we completed a private placement of 965,700 shares of 12% cumulative participating perpetual convertible preferred stock, par value $0.01 per share (“Preferred Stock”), to qualified institutional buyers and other accredited investors, including our directors and management. In conjunction with the offering, the entire $5.0 million principal balance of the Note was converted into Preferred Stock at the offering price and the holder of the Note received accrued interest of approximately $57,000. In addition, the holder of the Note also purchased an additional $5.0 million of Preferred Stock at the offering price.

Upon the closing of the sale of the Preferred Stock, we received net cash proceeds of approximately $90.1 million after deducting the initial purchaser’s discounts and certain offering expenses and after giving effect to the conversion of the $5.0 million subordinated note. A portion of proceeds were used to pay in full borrowings under the Deutsche Bank Credit Facility then outstanding of $66.8 million for a reduced amount equal to $43.4 million, with the balance of the proceeds used for general corporate purposes.

Each share of Preferred Stock is convertible, at the holder’s option, into our common stock, par value $0.01 per share at a conversion rate of 60.606 shares of common stock for each share of Preferred Stock, which represents a conversion price of approximately $1.65 per share of common stock, a 10.0% premium to the closing price of the common stock on October 22, 2009. In addition, upon conversion, accrued unpaid dividends are convertible into shares of common stock at the conversion ratio of 0.60606 shares of common stock per $1.00. As of December 31, 2011, the maximum number of shares of common stock that could be required to be issued upon conversion of the Preferred Stock, including accrued unpaid dividends, was 64,393,399 shares of common stock. During the fourth quarter of 2011, certain holders of Preferred Stock converted 20,212 shares of Preferred Stock, including accrued and unpaid dividends, into 1,367,231 shares of common stock.

The terms of the Preferred Stock provide for cumulative dividends from and including the date of original issuance in the amount of $12.00 per share each year. Dividends on the Preferred Stock will be payable when, as and if declared, quarterly in arrears, on March 31, June 30, September 30 and December 31, beginning on December 31, 2009. In addition, in the event of any cash distribution to holders of the Common Stock, holders of Preferred Stock will be entitled to participate in such distribution as if such holders had converted their shares of Preferred Stock into Common Stock.

During the year ended December 31, 2010, the Board of Directors declared four quarterly dividends of $3.00 per share on our Preferred Stock, which were paid on March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010. The Board of Directors determined, as permitted, not to declare a dividend on our 12% Preferred Stock, for the quarters ending March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011. Since we have missed two consecutive quarterly dividend payments, the dividend rate will automatically be increased by 0.50% of the initial liquidation preference per share per quarter (up to a maximum amount of increase of 2% of the initial liquidation preference per share) until cumulative dividends have been paid in full. In addition, subject to certain limitations, in the event the dividends on the Preferred Stock are in arrears for six or more quarters, whether or not consecutive, holders representing a majority of the shares of Preferred Stock voting together as a class with holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable will be entitled to nominate and vote for the election of two additional directors to serve on the board of directors until all unpaid dividends with respect to the Preferred Stock and any other class or series of preferred stock upon which like voting rights have been conferred or are exercisable have been paid or declared and a sum sufficient for payment has been set aside therefore. Since the terms of the Preferred Stock provide for cumulative dividends, we have accrued the unpaid first and second quarter 2011 dividend payments of $3.00 per share per quarter, a third quarter 2011 dividend payment of $3.125 per share and a fourth quarter dividend payment of $3.25 per share on our Preferred Stock, which is included in Preferred Stock on our consolidated balance sheet as of December 31, 2011. As of December 31, 2011, the amount of accrued and unpaid dividends totaled $11.7 million.

Holders of Preferred Stock may require us to repurchase all, or a specified whole number, of their Preferred Stock upon the occurrence of a “Fundamental Change” (as defined in the Certificate of Designations) with respect to any Fundamental Change that occurs (i) prior to November 15, 2014, at a repurchase price equal to 110% of the sum of the initial liquidation preference plus accumulated but unpaid dividends, and (ii) from November 15, 2014 until prior to November 15, 2019, at a repurchase price equal to 100% of the sum of the initial liquidation preference plus accumulated but unpaid dividends. On or after November 15, 2014 we may, at our option, redeem the Preferred Stock, in whole or in part, by paying an amount equal to 110% of the sum of the initial liquidation preference per share plus any accrued and unpaid dividends to and including the date of redemption. Subsequent to December 31, 2011, due to the bankruptcy filing and the sale of substantially all of our assets, a fundamental change has occurred such that the preferred stock is redeemable by the holders. As discussed in Note 1, it is uncertain whether the shareowners will receive any distributions in liquidation.

In the event of certain events that constitute a “Change in Control” (as defined in the Certificate of Designations) prior to November 15, 2014, the conversion rate of the Preferred Stock will be subject to increase. The amount of the increase in the applicable conversion rate, if any, will be based on the date in which the Change in Control becomes effective, the price to be paid per share with respect to the Common Stock and the transaction constituting the Change in Control.

Except as otherwise provided by law, the holders of the Preferred Stock vote together with the holders of common stock as one class on all matters on which holders of common stock vote. Holders of the Preferred Stock when voting as a single class with holders of common stock are entitled to voting rights equal to the number of shares of common stock into which the Preferred Stock is convertible, on an “as if” converted basis. Holders of Preferred Stock vote as a separate class with respect to certain matters.

Upon any liquidation, dissolution or winding up of the Company, holders of the Preferred Stock will be entitled, prior to any distribution to holders of any securities ranking junior to the Preferred Stock, including but not limited to the common stock, and on a pro rata basis with other preferred stock of equal ranking, a cash liquidation preference equal to the greater of (i) 110% of the sum of the initial liquidation preference per share plus accrued and unpaid dividends thereon, if any, from November 6, 2009, the date of the closing of the Offering, and (ii) an amount equal to the distribution amount each holder of Preferred Stock would have received had all shares of Preferred Stock been converted to common stock.

We accounted for the Preferred Stock transaction in accordance with the requirements of ASC 815, Derivatives and Hedging, (“Derivatives and Hedging Topic”) and ASC Topic 480, Distinguishing Liabilities from Equity, (“Distinguishing Liabilities from Equity Topic”). Pursuant to those topics, we determined that the Preferred Stock should be accounted for as a single instrument as the terms of the Preferred Stock do not include any embedded derivatives that would require bifurcation from the host instrument. Pursuant to the Distinguishing Liabilities from Equity Topic, we determined that the Preferred Stock should not be classified as a liability as the characteristics of the Preferred Stock are more closely related to equity as there is no mandatory redemption date. According to the terms of the Preferred Stock, the Preferred Stock will only become redeemable at the option of the holder upon a Fundamental Change. In addition, we determined that there are various events and circumstances that would allow for redemption of the Preferred Stock at the option of the holders, however, several of these redemption events are not within our control and, therefore, the Preferred Stock should be classified outside of permanent equity in accordance with the Distinguishing Liabilities from Equity Topic as these events were assessed as not probable of becoming redeemable.

18. EARNINGS (LOSS) PER SHARE

We compute earnings (loss) per share in accordance with the requirements of the Earnings Per Share Topic. Under the Earnings Per Share Topic, basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common equivalent shares of stock outstanding during the periods utilizing the treasury stock method for stock options and unvested restricted stock.

The following is a reconciliation between weighted-average shares used in the basic and diluted earnings (loss) per share calculations:

	Year Ended December 31,
	2011	2010	2009
(In thousands, except per share amounts)
Numerator for (loss) income per share — basic:
Loss from continuing operations	$(96,435)	$(43,493)	$(41,148)
Less: Net loss attributable to noncontrolling interests	977	2,951	1,661
Less: Preferred dividends	(11,885)	(11,588)	(1,770)

Loss from continuing operations attributable to Grubb & Ellis Company common shareowners	$(107,343)	$(52,130)	$(41,257)

Income (loss) from discontinued operations attributable to Grubb & Ellis Company common shareowners	$1,429	$(26,238)	$(39,351)
Net loss attributable to noncontrolling interests	—	—	—

Net loss attributable to Grubb & Ellis Company common shareowners	$(105,914)	$(78,368)	$(80,608)

Denominator for (loss) income per share — basic:
Weighted-average number of common shares outstanding	66,104	64,756	63,645
(Loss) income per share — basic:
Loss from continuing operations attributable to Grubb & Ellis Company common shareowners	$(1.62)	$(0.80)	$(0.65)

Income (loss) from discontinued operations attributable to Grubb & Ellis Company common shareowners	$0.02	$(0.41)	$(0.62)

Net loss per share attributable to Grubb & Ellis Company common shareowners	$(1.60)	$(1.21)	$(1.27)

(Loss) income per share — diluted(1):
Loss from continuing operations attributable to Grubb & Ellis Company common shareowners	$(1.62)	$(0.80)	$(0.65)

Income (loss) from discontinued operations attributable to Grubb & Ellis Company common shareowners	$0.02	$(0.41)	$(0.62)

Net loss per share attributable to Grubb & Ellis Company common shareowners	$(1.60)	$(1.21)	$(1.27)

Total participating shareowners:
(as of the end of the period used to allocate earnings)
Preferred shares (as if converted to common shares)	64,393	58,527	58,527
Unvested restricted stock	2,666	4,671	3,601
Unvested phantom stock	2,746	3,962	5,523

Total participating shares	69,805	67,160	67,651

Total vested common shares outstanding	67,917	65,535	63,784

(1)	Excluded from the calculation of diluted weighted-average common shares as of December 31, 2011, 2010 and 2009 were the following securities, the effect of which would be anti-dilutive:

	December 31,
(In thousands)	2011	2010	2009
Outstanding unvested restricted stock	2,666	4,671	3,601
Outstanding options to purchase shares of common stock	173	402	470
Outstanding unvested shares of phantom stock	2,746	3,962	5,523
Convertible preferred shares (as if converted to common shares)	64,393	58,527	58,527
Convertible notes (as if converted to common shares)	14,036	14,036	—

Total	84,014	81,598	68,121

19. OTHER RELATED PARTY TRANSACTIONS

Offering Costs and Other Expenses Related to Public Non-traded REITs — We, through our consolidated subsidiaries Grubb & Ellis Apartment REIT Advisor, LLC, Grubb & Ellis Healthcare REIT Advisor, LLC, and Grubb & Ellis Healthcare REIT II Advisor, LLC, bear certain general and administrative expenses in our capacity as advisor of Grubb & Ellis Apartment REIT, Inc. (“Apartment REIT”) (now known as Apartment Trust of America, Inc.), Grubb & Ellis Healthcare REIT, Inc. (“Healthcare REIT”) (now known as Healthcare Trust of America, Inc.) (through September 20, 2009 when its advisory agreement terminated) and Healthcare REIT II (now known as Griffin-American Healthcare REIT II, Inc.) (through January 6, 2012 when the 60-day transition period following the advisory agreement termination date expired), respectively, and are reimbursed for these expenses. However, Apartment REIT, Healthcare REIT and Healthcare REIT II will not reimburse us for any operating expenses that, in any four consecutive fiscal quarters, exceed the greater of 2.0% of average invested assets (as defined in their respective advisory agreements) or 25.0% of the respective REIT’s net income for such year, unless the board of directors of the respective REITs approve such excess as justified based on unusual or nonrecurring factors. All unreimbursable amounts, if any, are expensed by us. There were no unreimbursed amounts expensed by us during the years ended December 31, 2011, 2010 and 2009.

We also paid for the organizational, offering and related expenses on behalf of Apartment REIT for its initial offering that ended July 17, 2009 and Healthcare REIT for its initial offering (through August 28, 2009 when its dealer manager agreement terminated). These organizational, offering and related expenses include all expenses (other than selling commissions and the marketing support fee which generally represented 7.0% and 2.5% of the gross offering proceeds, respectively) to be paid by Apartment REIT and Healthcare REIT in connection with their initial offerings. These expenses only become the liability of Apartment REIT and Healthcare REIT to the extent other organizational and offering expenses do not exceed 1.5% of the gross proceeds of the respective initial offerings. As of December 31, 2009, we incurred expenses of $4.3 million in excess of 1.5% of the gross proceeds of the Apartment REIT offering. We expensed the excess costs of $4.3 million incurred during the year ended December 31, 2009. We will not incur any additional expenses related to the Apartment REIT initial offering as the offering ended July 17, 2009. As of December 31, 2009, we did not incur expenses in excess of 1.5% of the gross proceeds of the Healthcare REIT offering. We will not incur any additional expenses related to the Healthcare REIT initial offering as the dealer manager agreement terminated on August 28, 2009.

We also paid for the organizational, offering and related expenses on behalf of Apartment REIT’s follow-on offering and Healthcare REIT II’s initial offering. These organizational and offering expenses include all expenses (other than selling commissions and a dealer manager fee which represent 7.0% and 3.0% of the gross offering proceeds, respectively) to be paid by Apartment REIT and Healthcare REIT II in connection with these offerings. These expenses only become a liability of Apartment REIT and Healthcare REIT II to the extent other organizational and offering expenses do not exceed 1.0% of the gross proceeds of the respective offerings. As of December 31, 2010, we have incurred expenses of $2.5 million in excess of 1.0% of the gross proceeds of the Apartment REIT follow-on offering. On November 1, 2010, we terminated our advisory and dealer-manager relationship with Apartment REIT. During the year ended December 31, 2009, we expensed the excess costs incurred of $2.5 million. As of December 31, 2010, we have recorded an allowance for bad debt of approximately $2.5 million, related to the Apartment REIT follow-on offering costs as we believe that such amounts may not be reimbursed. As of December 31, 2011, 2010 and 2009, we have incurred expenses of $2.5 million, $2.7 million and $2.0 million, respectively, in excess of 1.0% of the gross proceeds of the Healthcare REIT II initial offering. Although we are currently seeking recovery of all unpaid reimbursements of expenses from Healthcare REIT II, such recovery may be subject to certain limitations and therefore the timing and ultimate collection of all such amounts are uncertain. As such, we recorded a provision for uncollectible accounts of $2.5 million in the fourth quarter of 2011 related to this asset.

Management Fees — We provide both transaction and management services to parties, which are related to one of our principal shareowner and directors (collectively, “Kojaian Companies”). In addition, we also pay asset management fees to the Kojaian Companies related to properties we manage on their behalf. Revenue, including reimbursable expenses related to salaries, wages and benefits, earned by us for services rendered to these affiliates, including joint ventures, officers and directors and their affiliates, net of asset management fees paid to Kojaian Companies, was $4.6 million, $5.4 million and $6.7 million, respectively for the years ended December 31, 2011, 2010 and 2009, respectively.

Office Leases — In December 2010, we entered into two office leases with landlords related to Kojaian Companies, providing for an annual average base rent of $414,000 and $404,000 over the ten-year terms of the leases which begin in April 2011 and November 2012, respectively.

Other Related Party — Grubb & Ellis Equity Advisors (“GEEA”), which is wholly owned by us, owns a 50.0% managing member interest in Grubb & Ellis Apartment REIT Advisor, LLC and, therefore, consolidates Grubb & Ellis Apartment REIT Advisor, LLC. Each of Grubb & Ellis Apartment Management, LLC and ROC REIT Advisors, LLC own a 25.0% equity interest in Grubb & Ellis Apartment REIT Advisor, LLC. As of December 31, 2009, Andrea R. Biller, our former General Counsel, Executive Vice President and Secretary, owned an equity interest of 18.0% of Grubb & Ellis Apartment Management, LLC and GEEA owned an 82.0% interest therein. On October 22, 2010, in accordance with the terms of an assignment agreement, Ms. Biller assigned all of her membership interests in Grubb & Ellis Apartment Management, LLC to GEEA and Grubb & Ellis Equity Advisors, Property

Management, Inc. (“GEEA PM”), a wholly owned subsidiary of GEEA, for nominal consideration. As a consequence, through GEEA and GEEA PM, our equity interest in Grubb & Ellis Apartment Management, LLC increased from 82.0% to 100.0% after giving effect to this assignment from Ms. Biller. As of December 31, 2010 and 2009, Stanley J. Olander, our former Executive Vice President — Multifamily, owned an equity interest in ROC REIT Advisors, LLC of 33.3%.

GERI owns a 75.0% managing member interest in Grubb & Ellis Healthcare REIT Advisor, LLC and, therefore, consolidates Grubb & Ellis Healthcare REIT Advisor, LLC. Grubb & Ellis Healthcare Management, LLC owns a 25.0% equity interest in Grubb & Ellis Healthcare REIT Advisor, LLC. As of December 31, 2009, each of Ms. Biller and Mr. Hanson owned an equity interest in Grubb & Ellis Healthcare Management, LLC of 18.0% and GERI owned a 64.0% interest. In connection with her resignation on October 22, 2010, Ms. Biller is no longer a member of Grubb & Ellis Healthcare Management, LLC. As of December 31, 2010, Mr. Hanson, our Chief Investment Officer and GERI’s President, owned an equity interest in Grubb & Ellis Healthcare Management, LLC of 18.0% and GERI owed an 82.0% interest. Grubb & Ellis Healthcare REIT Advisor, LLC and Grubb & Ellis Healthcare Management, LLC are entities that previously advised and managed Healthcare REIT (now known as Healthcare Trust of America, Inc.). As a result of the termination of the advisory agreement in September 2009 and the final settlement agreement reached with Healthcare REIT in October 2010, we do not expect to recognize any further revenues or expenses related to these entities.

The grants of membership interests in Grubb & Ellis Apartment Management, LLC and Grubb & Ellis Healthcare Management, LLC to certain executives are being accounted for by us as a profit sharing arrangement. We record compensation expense when the likelihood of payment is probable and the amount of such payment is estimable, which generally coincides with Grubb & Ellis Apartment REIT Advisor, LLC and Grubb & Ellis Healthcare REIT Advisor, LLC recording its revenue. Compensation expense related to this profit sharing arrangement associated with Grubb & Ellis Apartment Management, LLC, includes distributions earned of $0, $41,000 and $0, to Ms. Biller for the years ended December 31, 2011, 2010 and 2009, respectively. Compensation expense related to this profit sharing arrangement associated with Grubb & Ellis Healthcare Management, LLC includes distributions earned of $0, $230,000 and $362,000, respectively, to each of Ms. Biller and Mr. Hanson, and $0, $0 and $44,000, respectively, to Anthony W. Thompson, our former Chairman, for the years ended December 31, 2011, 2010 and 2009, respectively. Any allocable earnings attributable to GEEA’s and GERI’s ownership interests are paid to such entities on a quarterly basis.

Our directors and officers, as well as officers, managers and employees have purchased, and may continue to purchase, interests in offerings made by our programs at a discount. The purchase price for these interests reflects the fact that selling commissions and marketing allowances will not be paid in connection with these sales. Our net proceeds from these sales made net of commissions will be substantially the same as the net proceeds received from other sales.

20. EMPLOYEE BENEFIT PLANS

Share-Based Incentive Plans

2006 Omnibus Equity Plan — In September 2006, NNN’s board of directors and then sole shareowner approved and adopted the 2006 Long-Term Incentive Plan (the “2006 Plan”). As a result of the merger of Grubb & Ellis and NNN, all issued and outstanding stock option awards under the 2006 Plan were merged into and are subject to the general provisions of the 2006 Omnibus Equity Plan (the “Omnibus Plan”). Awards previously issued pursuant to the 2006 Plan maintain all of the specific rights and characteristics as they held when originally issued, except for the number of shares represented within each award.

A total of 1,700,633 shares of common stock (plus restricted shares issuable to non-management directors pursuant to a formula contained in the plan) remained eligible for future grant under the Omnibus Plan as of December 31, 2011.

Non-Qualified Stock Options. Non-qualified stock options, or NQSOs, provide for the right to purchase shares of common stock at a specified price not less than its fair market value on the date of grant, and usually will become exercisable (in the discretion of the administrator) in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals. We have not granted any options since 2007. All options granted during the year ended December 31, 2007 vested in equal increments over the three years following the date of grant. Accordingly, as of December 31, 2011 and 2010, all options granted have vested.

These NQSOs are subject to a maximum term of ten years from the date of grant and are subject to earlier termination under certain conditions. Because these stock option awards were primarily granted to our senior executive officers, no forfeiture rate has been assumed.

The following table provides a summary of our stock option activity:

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (In Years)	Weighted- Average Grant Date Fair Value per Share
Options outstanding as of December 31, 2008	1,077,175	$7.76	6.79	$4.51
Options forfeited or expired	(607,429)	5.67		3.31

Options outstanding as of December 31, 2009	469,746	10.46	6.55	3.78
Options forfeited or expired	(67,818)	11.36		3.61

Options vested and exercisable as of December 31, 2010	401,928	10.31	5.47	3.81
Options forfeited or expired	(228,720)	11.41		4.29

Options vested and exercisable as of December 31, 2011	173,208	$8.86	3.71	$3.16

As of December 31, 2011, the strike price for all of the stock options is greater than the stock price, resulting in an intrinsic value of zero.

Share-based Compensation — The Stock Compensation Topic requires companies to estimate the fair value of its stock option equity awards on the date of grant using an option-pricing model. We use the Black-Scholes option-pricing model. The determination of the fair value of option-based awards using the Black-Scholes model incorporates various assumptions including exercise price, fair value at date of grant, volatility, and expected life of awards, risk-free interest rates and expected dividend yield. The expected volatility is based on the historical volatility of comparable publicly traded companies in the real estate sector over the most recent period commensurate with the estimated expected life of our stock options. The expected life of our stock options represents the average between the vesting and contractual term, pursuant to the requirements of the Stock Compensation Topic. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. We have not granted any options during the years ended December 31, 2011, 2010 and 2009.

Option valuation models require the input of subjective assumptions including the expected stock price volatility and expected life. For the years ended December 31, 2011, 2010 and 2009, we recognized share-based compensation related to stock option awards of $0, $22,000 and $0.4 million, respectively. The related income tax benefit for the years ended December 31, 2011, 2010 and 2009 was $0, $9,000 and $0.1 million, respectively. No stock options vested in the year ended December 31, 2011. The total fair value of stock options that vested for the years ended December 31, 2010 and 2009 was $0.4 million and $0.5 million, respectively. As of December 31, 2011, there was no unrecognized compensation expense related to stock option awards.

Restricted Stock. Restricted stock may be issued at such price, if any, and may be made subject to such restrictions (including time vesting or satisfaction of performance goals), as may be determined by the administrator. Restricted stock typically may be repurchased by us at the original purchase price, if any, or forfeited, if the vesting conditions and other restrictions are not met.

The following table provides a summary of our restricted stock activity:

	Number of Shares	Weighted- Average Grant Date Fair Value per Share
Non vested shares outstanding as of December 31, 2008	2,014,012	$4.95
Shares issued(1)	2,711,565	1.26
Shares vested	(612,077)	6.61
Shares forfeited	(512,598)	2.10

Non vested shares outstanding as of December 31, 2009	3,600,902	2.29
Shares issued(2)	2,735,870	1.62
Shares vested	(1,525,575)	3.34
Shares forfeited	(140,020)	2.72

Non vested shares outstanding as of December 31, 2010	4,671,177	1.57
Shares vested	(1,115,471)	1.94
Shares forfeited	(890,000)	1.67

Non vested shares outstanding as of December 31, 2011	2,665,706	$1.38

(1)	Amount includes 2,000,000 restricted shares of our common stock that were awarded on November 16, 2009 to Thomas P. D’Arcy, our President and Chief Executive Officer. 1,000,000 of the restricted shares awarded to Mr. D’Arcy are subject to vesting over three years in equal annual increments of one-third each, commencing on the day immediately preceding the one year anniversary of the grant date (November 16, 2009). The other 1,000,000 restricted shares are subject to vesting based upon the market price of our common stock during the 3 year period beginning November 16, 2009. Specifically, (i) in the event that for any 30 consecutive trading days during the three year period commencing November 16, 2009 the volume weighted average closing price per share of our common stock is at least $3.50, then 50% of such restricted shares shall vest, and (ii) in the event that for any 30 consecutive trading days during the three year period commencing November 16, 2009 the volume weighted average closing price per share of our common stock is at least $6.00, then the remaining 50% of such restricted shares shall vest.

(2)	Amount includes 1,000,000 restricted shares of our common stock that were awarded on March 10, 2010 to each Jeffrey T. Hanson, our Chief Investment Officer, and Jacob Van Berkel, our Executive Vice President and Chief Operating Officer, 500,000 of the restricted shares awarded to Messrs Hanson and Van Berkel are subject to vesting over three years in equal annual increments of one-third each, commencing on the day immediately preceding the one year anniversary of the grant date (March 10, 2010). The other 500,000 restricted shares are subject to vesting based upon the market price of our common stock during the three year period beginning March 10, 2010. Specifically, (i) in the event that for any thirty consecutive trading days during the three year period commencing March 10, 2010 the volume weighted average closing price per share of our common stock is at least $3.50, then 50% of such restricted shares shall vest, and (ii) in the event that for any thirty consecutive trading days during the three year period commencing March 10, 2010 the volume weighted average closing price per share of our common stock is at least $6.00, then the remaining 50% of such restricted shares shall vest.

We valued the restricted shares subject to market-based vesting criteria issued in 2010 and 2009 based on the following assumptions:

	2010	2009
Term	Up to 3 years	Up to 3 years
Risk free rate	1.48%	1.34%
Volatility	119%	117%
Dividend yield	0.0%	0.0%
Stock price on date of grant	$1.87	$1.52
Fair value of restricted shares subject to market-based vesting	$1.6 million	$1.2 million

For Mr. D’Arcy’s grant in 2009, we determined that the fair value of the restricted shares subject to market-based vesting criteria was approximately $1.2 million upon grant date and are amortizing the components of this award over the derived service period of approximately 245 and 341 days, for the two tranches with market-based vesting criteria. The fair value of the restricted shares subject to time vesting was approximately $1.5 million based upon the market price of our common stock on the date of grant and is being amortized over the service period of three years.

For Mr. Hanson and Mr. Van Berkel’s grants in 2010, we determined that the fair value of the restricted shares subject to market-based vesting criteria was approximately $1.6 million upon grant date and are amortizing the components of this award over the derived service period of approximately 146 and 258 days, for the two tranches with market-based vesting criteria. The fair value of the restricted shares subject to time vesting was approximately $1.9 million based upon the market price of our common stock on the date of grant and is being amortized over the service period of three years.

Total compensation expense recognized for restricted stock awards was $1.6 million, $5.8 million and $3.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. The related income tax benefit for the years ended December 31, 2011, 2010 and 2009 was $0.6 million, $2.1 million and $1.4 million, respectively. As of December 31, 2011, there was $1.2 million of unrecognized compensation expense related to unvested restricted stock awards that we expect to recognize over a weighted average period of twelve months.

Other Equity Awards — In accordance with the requirements of the Stock Compensation Topic, share-based payments awarded to an employee of the reporting entity by a related party, or other holder of an economic interest in the entity, as compensation for services provided to the entity are share-based payment transactions to be accounted for under the Stock Compensation Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The economic interest holder is one who either owns ten percent or more of an entity’s common stock or has the ability, directly or indirectly, to control or significantly influence the entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to our employee in exchange for services rendered. The Stock Compensation Topic also requires that the fair value of unvested stock options or awards granted by an acquirer in exchange for stock options or awards held by employees of the acquiree shall be determined at the consummation date of the acquisition. The incremental compensation cost shall be (1) the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus (2) the incremental cost resulting from the acquisition (the fair market value at the consummation date of the acquisition over the fair value of the original grant).

On July 29, 2006, Mr. Thompson and Mr. Rogers agreed to transfer up to 15.0% of the outstanding common stock of Realty to Mr. Hanson, assuming he remained employed by us, in equal increments on July 29, 2007, 2008 and 2009. Due to the acquisition of Realty, the transfers were settled with 743,160 shares of our common stock (557,370 shares from Mr. Thompson and 185,790 shares from Mr. Rogers). Since Mr. Thompson and Mr. Rogers were affiliates who owned more than ten percent of Realty’s common stock and had the ability, directly or indirectly, to control or significantly influence the entity, and the award was granted to Mr. Hanson in exchange for services provided to Realty which are vested upon completion of the respective service period, the fair value of the award was accounted for as share-based compensation in accordance with the Stock Compensation Topic. These shares included rights to dividends or other distributions declared on or prior to July 29, 2009. As a result, we recognized $1.6 million in share-based compensation and a related income tax benefit (deferred tax asset) of $0.6 million for the year ended December 31, 2009. No compensation expense was recorded by us in 2011 and 2010 as the shares were fully vested in 2009.

401k Plan — We adopted a 401(k) plan (the “Plan”) for the benefit of our employees. The Plan covers our employees and eligibility begins the first of the month following the hire date. For the years ended December 31, 2011, 2010 and 2009, we contributed $0, $0 and $0.8 million to the Plan, respectively.

Deferred Compensation Plan

During 2008, we implemented a deferred compensation plan that permits employees and independent contractors to defer portions of their compensation, subject to annual deferral limits, and have it credited to one or more investment options in the plan. Deferrals made by employees and independent contractors and earnings thereon are fully accrued and held in a rabbi trust. In addition, we may make discretionary contributions to the plan which vest over one to five years. Contributions made by us and earnings thereon are accrued over the vesting period and have not been funded to date. Benefits are paid according to elections made by the participants. As of December 31, 2011 and 2010, $3.3 million and $3.4 million, respectively, reflecting the non-stock liability under this plan were included in accounts payable and accrued expenses. We have purchased whole-life insurance contracts on certain employee participants to recover distributions made or to be made under this plan and as of December 31, 2011 and 2010 have recorded the cash surrender value of the policies of $0.3 million and $1.1 million, respectively, in prepaid expenses and other assets.

In addition, we award “phantom” shares of our stock to participants under the deferred compensation plan. These awards vest over three to five years. Vested phantom stock awards are also unfunded and paid according to distribution elections made by the participants at the time of vesting and will be settled by issuing shares of our common stock from our treasury share account or issuing unregistered shares of our common stock to the participant. As of December 31, 2011 and 2010, an aggregate of 3.0 million and 4.1 million phantom share grants were outstanding, respectively. Generally, upon vesting, recipients of the grants are entitled to receive the number of phantom shares granted, regardless of the value of the shares upon the date of vesting; provided, however, as of December 31, 2011 grants with respect to 686,670 phantom shares had a guaranteed minimum share price ($2.4 million in the aggregate) that will result in us paying additional compensation to the participants should the value of the shares upon vesting be less than the grant date value of the shares. During the year ended December 31, 2011 and 2010, we issued 158,072 and 358,424 shares of common stock, respectively, from our treasury share account related to fully vested phantom stock awards. We account for additional compensation relating to the “guarantee” portion of the awards by measuring at each reporting date the additional payment that would be due to the participant based on the difference between the then current value of the shares awarded and the guaranteed value. This award is then amortized on a straight-line basis as compensation expense over the requisite service (vesting) period, with an offset to deferred compensation liability. We recorded compensation expense of $1.1 million, $0.4 million and $0.5 million during the years ended December 31, 2011, 2010 and 2009, respectively, related to certain of these grants which provided for a minimum guaranteed value upon vesting.

Grants of phantom shares are accounted for as equity awards in accordance with the requirements of the Stock Compensation Topic, with the award value of the shares on the grant date being amortized on a straight-line basis over the requisite service period.

21. INCOME TAXES

The components of income tax benefit (provision) from continuing operations for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	Year Ended December 31,
(In thousands)	2011	2010	2009
Current:
Federal	$—	$—	$—
State	100	(648)	(185)
Foreign	(110)	(138)	—

	(10)	(786)	(185)

Deferred:
Federal	21,897	—	—
State	2,715	254	—
Foreign	—	—	—

	24,612	254	—

Total income tax benefit (provision)	$24,602	$(532)	$(185)

We recorded net prepaid taxes totaling approximately $84,000 and $0.2 million as of December 31, 2011 and December 31, 2010, respectively, comprised primarily of state tax refunds receivable and overpayments.

As of December 31, 2011, federal net operating loss (“NOL”) carryforwards in the amount of approximately $94.9 million were available to us, translating to a deferred tax asset of $33.2 million before valuation allowance exclusive of any federal NOLs attributable to the Daymark group. These NOLs will expire between 2027 and 2030.

We also have state net operating loss carryforwards from December 31, 2011 and previous periods totaling $243.2 million, translating to a deferred tax asset of $16.8 million before valuation allowances. These NOLs will begin to expire in 2017 and are exclusive of any state NOLs attributable to the Daymark group.

We regularly review our deferred tax assets for realizability and have established a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. Due to the cumulative pre-tax book loss in the past three years and the inherent volatility of our business in recent years, we believe that this negative evidence supports the position that a valuation allowance is required pursuant to ASC 740, Income Taxes, (“Income Taxes Topic”). Management determined that as of December 31, 2011, $140.0 million of deferred tax assets do not satisfy the recognition criteria set forth in the Income Taxes Topic. Accordingly, a valuation allowance has been recorded for this amount.

The differences between our total income tax benefit (provision) from continuing operations for financial statement purposes and the income taxes computed using the applicable federal income tax rate of 35.0% for 2011, 2010 and 2009 were as follows:

	Year Ended December 31,
(In thousands)	2011	2010	2009
Federal income taxes at the statutory rate	$42,363	$15,036	$14,337
State income taxes, net of federal benefit	5,215	5,040	1,439
Foreign income taxes	(110)	(138)	—
Other	83	254	(3)
Non-deductible expenses	(776)	(653)	853
Change in valuation allowance	(22,173)	(20,071)	(16,811)

Benefit (provision) for income taxes	$24,602	$(532)	$(185)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 2011 and 2010 from continuing and discontinued operations consisted of the following:

	December 31,
(In thousands)	2011	2010
Share-based compensation	$7,776	$6,894
Allowance for bad debts	3,898	10,386
Intangible assets	(7,979)	(29,764)
Prepaid service contracts	516	(845)
Property and equipment	3,455	2,435
Insurance and legal reserve	1,391	1,912
Real estate impairments	—	11,254
Put option guarantee and accrued liabilities	—	11,087
Other	3,792	1,355
Capital losses	74,688	2,455
Net operating losses	49,993	70,220

Net deferred tax assets before valuation allowance	137,530	87,389

Valuation allowance	(139,969)	(112,658)

Net deferred tax liabilities	$(2,439)	$(25,269)

As of December 31, 2011, we remain subject to examination by certain tax jurisdictions for the tax years ended December 31, 2007 through 2011. We have evaluated our uncertain tax positions in accordance with the Income Taxes Topic and have concluded that there are no material uncertain tax positions that would disallow the recognition of a current tax benefit or the derecognition of a previously recognized tax benefit as of December 31, 2011. No interest and penalties related to unrecognized tax benefits has been accrued.

22. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Fiscal Year 2011 Quarter Ended
(In thousands, except per share amounts)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total revenue	$109,497	$130,732	$125,427	$132,279

Operating loss	$(17,337)	$(9,645)	$(12,516)	$(81,680)

Net loss	$(18,289)	$(14,328)	$4,986	$(67,375)

Net loss attributable to Grubb & Ellis Company	$(18,289)	$(14,328)	$4,986	$(66,397)

Net loss attributable to Grubb & Ellis Company common shareowners	$(21,186)	$(17,225)	$1,968	$(69,470)

Loss per share attributable to Grubb & Ellis Company common shareowners:
Basic —	$(0.32)	$(0.26)	$0.03	$(1.04)

Weighted average common shares outstanding	65,644	65,928	66,059	66,714

Diluted —	$(0.32)	$(0.26)	$0.03	$(1.04)

Weighted average common shares outstanding	65,644	65,928	66,059	66,714

	Fiscal Year 2010 Quarter Ended
(In thousands, except per share amounts)	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total revenue	$114,680	$124,795	$125,258	$146,111

Operating loss	$(18,739)	$(8,709)	$(9,576)	$(6,557)

Net loss	$(24,052)	$(19,195)	$(15,316)	$(11,168)

Net loss attributable to Grubb & Ellis Company	$(23,781)	$(17,460)	$(14,804)	$(10,735)

Net loss attributable to Grubb & Ellis Company common shareowners	$(26,678)	$(20,356)	$(17,702)	$(13,632)

Loss per share attributable to Grubb & Ellis Company common shareowners:
Basic —	$(0.41)	$(0.31)	$(0.27)	$(0.21)

Weighted average common shares outstanding	64,350	64,644	64,860	65,126

Diluted —	$(0.41)	$(0.31)	$(0.27)	$(0.21)

Weighted average common shares outstanding	64,350	64,644	64,860	65,126

(Loss) income attributable to Grubb & Ellis Company common shareowners and (loss) income per share attributable to Grubb & Ellis Company common shareowners is computed independently for each of the quarters presented and therefore may not sum to the annual amount for the year. Previously reported revenues and operating loss have been adjusted to account for current discontinued operations in accordance with the Property, Plant and Equipment Topic.

23. SUBSEQUENT EVENTS

NYSE Delisting

On January 3, 2012, the New York Stock Exchange (the “NYSE”) notified the Company and issued a press release that NYSE determined that trading on the NYSE of the Company’s common stock should be suspended prior to the opening on January 6, 2012, and that it intended to begin the process to delist the Company’s common stock. The NYSE notified the Company that it was not in compliance with the NYSE’s continued listing standard that requires the Company’s average global market capitalization to be at least $15 million over a consecutive 30-trading-day period.

Effective January 6, 2012, the Company’s common stock traded on the OTCQB Marketplace under the symbol “GRBE.”

On January 18, 2012, the Company timely filed its notice of appeal regarding the determination of the NYSE to suspend the trading of the Company’s common stock in connection with commencing the delisting process of the Company’s common stock on the NYSE.

On March 9, 2012, the Company notified the staff of the NYSE of its intent to withdraw the Company’s appeal of the suspension of trading of the Company’s common stock on the NYSE and the NYSE’s intention to begin the process to delist the Company’s common stock due to its non-compliance with the NYSE’s continued listing standards, and the Company’s withdrawal from the requested hearing before a committee of the NYSE board of directors which was scheduled for May 6, 2012.

In response to the above-referenced notification from the Company, the NYSE announced its final determination to remove the Company’s common stock from listing on the NYSE and that it would file with the Securities and Exchange Commission (the “Commission”) a Form 25 Delisting Application to remove the Company’s common stock from listing on the NYSE. The delisting became effective ten days after the Form 25 was filed.

The de-listing by the NYSE of the Company’s common stock constituted a “Fundamental Change,” as defined in the Certificate of the Powers, Designations, Preferences and Rights of the Company’s 12% Cumulative Participating Perpetual Convertible Preferred Stock ( the “Preferred Stock”). In such event, each holder of the Company’s Preferred Stock is entitled to require the Company to redeem the Preferred Stock for cash equal to 110% of the sum of the face amount of the Preferred Stock plus all accrued and unpaid dividends, which total aggregate amount for all shares of Preferred Stock is approximately $115.7 million as of December 31, 2011.

Exclusivity Agreement with C-III Investments LLC and ColFin GNE Loan Funding, LLC

In accordance with the terms of a previously disclosed letter agreement dated October 16, 2011 (the “Letter Agreement”) by and among the Company, C-III Investments LLC (“C-III”) and ColFin GNE Loan Funding, LLC (“Colony”), on January 15, 2012, the “Exclusivity Period” (as that term is defined in the Letter Agreement) expired in accordance with its terms.

Exclusivity Agreement with BGC Partners, L.P.

On January 16, 2012, the Company entered into an exclusivity agreement (the “Exclusivity Agreement”) with BGC Partners pursuant to which BGC Partners had the exclusive right commencing on January 16, 2012 to pursue a potential debt or equity financing and/or a strategic transaction with the Company. In accordance with the terms of the exclusivity agreement, the “Exclusivity Period” (as that term is defined in the Agreement) expired in accordance with its terms on January 31, 2012.

Facilities Management Agreements

On January 27, 2012, Grubb & Ellis Company (the “Company”) was advised in writing by Microsoft Inc. and certain of its affiliates (“Microsoft”), that Microsoft was exercising its right, on 30 days prior written notice, to terminate the various facilities management agreements by and between Microsoft and the Company. Accordingly, effective February 27, 2012, the Company will no longer be providing any facilities management services to Microsoft with respect to any Microsoft properties.

Departure of Directors and Certain Officers

On February 10, 2012, Mr. C. Michael Kojaian advised the Company that he was resigning as a director from the Board of Directors of the Company to avoid any actual or apparent conflicts of interest in connection with his fiduciary duties with respect to his affiliated companies in commercial transactions with the Company.

On February 21, 2012, Jacob Van Berkel notified the Company that, effective February 24, 2012, he was resigning as Executive Vice President and Chief Operating Officer of the Company and from all other positions he holds with the Company and its subsidiaries.

On April 17, 2012, Thomas P. D’Arcy resigned as President and Chief Executive Officer of the Company and from all other officer positions he holds with the Company and its subsidiaries. He remains a director of the Company.

Chapter 11 and 363 Asset Sale

On February 20, 2012, the Company issued a press release disclosing that it had signed a definitive agreement, dated February 17, 2012 (the “Agreement”), to sell substantially all of the Company’s assets to BGC in a sale (the “363 Asset Sale”) effectuated pursuant to Section 363 of Title 11 of the Bankruptcy Code. That day the Company also filed a voluntary petition for relief ( the “Petition”) under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York ( the “Bankruptcy Court”), Case No. 12-10685. BGC is a large global intermediary to the wholesale financial markets that also owns Newmark Knight Frank, a large commercial real estate services firm in the U.S.

Annexed to the Agreement was (i) a term sheet setting forth the principal terms and conditions pursuant to which BGC or an affiliate would offer to acquire all or substantially all of the Company’s assets (the “Sale Term Sheet”), and (ii) a term sheet (the “DIP Term Sheet”) setting forth the principal terms and conditions pursuant to which BGC or an affiliate would offer provide senior secured super priority debtor-in-possession financing (the “DIP Financing”) to the Company. The DIP Financing was used for the post-petition and other agreed upon operating expenses of the Company and other costs and expenses of administration of the Company’s Chapter 11 case in accordance with the budget agreed upon by the Company and BGC. The DIP Financing was subject to, among other things, the entry by the Bankruptcy Court of an interim order and, as a condition subsequent, a final order satisfactory to BGC approving the DIP Financing and the use of cash collateral pursuant to Sections 363 and 364 of the Bankruptcy Code.

The Company’s commencement of the Chapter 11 cases constituted an event of default and triggered the acceleration of indebtedness (or right of acceleration) under the Credit Agreement, dated April 15, 2011 (the “Pre-Petition Credit Agreement”), among Grubb & Ellis Management Services, Inc., as borrower (the “Borrower”), the Company, as guarantor, and BGC Note Acquisition Co., L.P., as successor to Colfin GNE Loan Funding, LLC, as lender. As a result of the initiating of the Chapter 11 case, all lender commitments under the Pre-Petition Credit Agreement are automatically terminated, and the principal of amount of the loans and the reimbursement obligations then outstanding, together with accrued interest thereon and any unpaid fees and all other obligations of the Borrower accrued under the applicable loan documents, became immediately due and payable. As of February 20, 2012, the Borrower outstanding borrowings under the Pre-Petition Credit Agreement totaled approximately $30,029,055.

The filing of the Petition constituted an event of default or otherwise triggered the acceleration of indebtedness (or right of acceleration) under the Pre-Petition Indenture governing the Company’s 7.95% Convertible Senior Securities due 2015 (the “Senior Notes”). Under the terms of the Pre-Petition Indenture, upon a bankruptcy filing, the outstanding principal amount of, and accrued interest thereon, became immediately due and payable. As of February 20, 2012, the aggregate principal amount of outstanding Senior Notes was $31,500,000.

Acquisition by BGC Partners, Inc.

On April 13, 2012, BGC completed the acquisition of substantially all of the assets of the Company.

On March 27, 2012, the Bankruptcy Court approved the purchase by BGC of substantially all of the assets of the Company pursuant to a Second Amended and Restated Asset Purchase Agreement, dated April 13, 2012, between BGC and the Company (the “APA”). The APA was supplemented by a Transition Services Supplement dated April 13, 2012 between BGC and the Company (the “Supplement”) and approved by the Bankruptcy Court on April 11, 2012. The Bankruptcy Court’s order approved the sale of such assets to BGC Partners free and clear of all liens, claims and encumbrances pursuant to Section 363 of the Bankruptcy Code.

Pursuant to the APA, BGC Partners agreed to purchase from the Company substantially all of its assets in exchange for a credit bid of (a) approximately $30 million in pre-bankruptcy senior secured debt (the “Prepetition Debt”) which had been purchased at a discount, and (b) the amounts drawn by the Company under the DIP Financing. BGC also agreed to provide the following additional consideration: (i) $16 million in cash to the bankruptcy estate for the benefit of the Company’s unsecured creditors pursuant to the Settlement Agreement (described below); (ii) payment of amounts necessary to cure defaults under executory contracts and unexpired leases that BGC designates for assumption and assignment to BGC; and (iii) assumption of liability for priority claims asserted by the Company’s employees for paid-time-off to the extent such claims exceed $3 million. BGC will have the opportunity after closing to identify those contracts or real estate leases it desires to have the Company either assume and assign to BGC or reject.

The terms of the APA were agreed to by the official committee of unsecured creditors appointed in the Company’s chapter 11 cases (the “Committee”) pursuant to the Stipulation and Settlement Agreement, dated as of March 21, 2012 (the “Settlement Agreement”), and so ordered by the Bankruptcy Court on March 27, 2012. The Committee also agreed as part of the Settlement Agreement to release BGC and its affiliates, subsidiaries, officers, employees and other parties from all claims and causes of action that the Committee may be or become entitled to assert (directly, indirectly or derivatively through the Company) against BGC, including, without limitation, with respect to the validity, enforceability and priority of the Prepetition Debt and the liens securing same.